UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. __)

Liberty Tax, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

53128T102
(CUSIP Number)

Bryant R. Riley

B. Riley Financial, Inc.

21255 Burbank Boulevard, Suite 400

Woodland Hills, CA 91367

(818) 9884-3737

with a copy to:

Philip Flink

Brown Rudnick LLP

One Financial Center

Boston, MA 02111

(617) 856-8555

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 1, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 20 Pages

SCHEDULE 13D

CUSIP No.	53128T102

1	NAMES OF REPORTING PERSONS
B. Riley Financial, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,005,353
	8	SHARED VOTING POWER
1,080,434
	9	SOLE DISPOSITIVE POWER
2,005,353
	10	SHARED DISPOSITIVE POWER
1,080,434

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,085,787
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.01%*
14	TYPE OF REPORTING PERSON (See Instructions)
HC

* Percentage calculated based on 12,823,020 shares of Class A common stock, par value $0.01 per share, outstanding as of April 23, 2018, as reported in the Definitive Proxy Statement on Schedule 14A filed by Liberty Tax, Inc. on April 27, 2018, plus (i) 200,000 shares of Class A common stock resulting from the conversion of shares of Class B common stock and (ii) 1,000,000 shares of Class A common stock resulting from the exchange of certain exchangeable shares.

Page 3 of 20 Pages

CUSIP No.	53128T102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
BRC Partners Opportunity Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
475,000
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
475,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
475,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.39%*
14	TYPE OF REPORTING PERSON (See Instructions)
PN

* Percentage calculated based on 12,823,020 shares of Class A common stock, par value $0.01 per share, outstanding as of April 23, 2018, as reported in the Definitive Proxy Statement on Schedule 14A filed by Liberty Tax, Inc. on April 27, 2018, plus (i) 200,000 shares of Class A common stock resulting from the conversion of shares of Class B common stock and (ii) 1,000,000 shares of Class A common stock resulting from the exchange of certain exchangeable shares.

Page 4 of 20 Pages

CUSIP No.	53128T102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
B. Riley Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
1,080,434
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,080,434

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,080,434
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.70%*
14	TYPE OF REPORTING PERSON (See Instructions)
IA

* Percentage calculated based on 12,823,020 shares of Class A common stock, par value $0.01 per share, outstanding as of April 23, 2018, as reported in the Definitive Proxy Statement on Schedule 14A filed by Liberty Tax, Inc. on April 27, 2018, plus (i) 200,000 shares of Class A common stock resulting from the conversion of shares of Class B common stock and (ii) 1,000,000 shares of Class A common stock resulting from the exchange of certain exchangeable shares.

Page 5 of 20 Pages

CUSIP No.	53128T102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
BRC Partners Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
475,000
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
475,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
475,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.39%*
14	TYPE OF REPORTING PERSON (See Instructions)
OO

* Percentage calculated based on 12,823,020 shares of Class A common stock, par value $0.01 per share, outstanding as of April 23, 2018, as reported in the Definitive Proxy Statement on Schedule 14A filed by Liberty Tax, Inc. on April 27, 2018, plus (i) 200,000 shares of Class A common stock resulting from the conversion of shares of Class B common stock and (ii) 1,000,000 shares of Class A common stock resulting from the exchange of certain exchangeable shares.

Page 6 of 20 Pages

CUSIP No.	53128T102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
B. Riley FBR, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
455,434
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
455,434

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
455,434
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.25%*
14	TYPE OF REPORTING PERSON (See Instructions)
BD

* Percentage calculated based on 12,823,020 shares of Class A common stock, par value $0.01 per share, outstanding as of April 23, 2018, as reported in the Definitive Proxy Statement on Schedule 14A filed by Liberty Tax, Inc. on April 27, 2018, plus (i) 200,000 shares of Class A common stock resulting from the conversion of shares of Class B common stock and (ii) 1,000,000 shares of Class A common stock resulting from the exchange of certain exchangeable shares.

Page 7 of 20 Pages

CUSIP No.	53128T102

1	NAMES OF REPORTING PERSONS
Dialectic Antithesis Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
150,000
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
150,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
150,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.07%*
14	TYPE OF REPORTING PERSON (See Instructions)
PN

* Percentage calculated based on 12,823,020 shares of Class A common stock, par value $0.01 per share, outstanding as of April 23, 2018, as reported in the Definitive Proxy Statement on Schedule 14A filed by Liberty Tax, Inc. on April 27, 2018, plus (i) 200,000 shares of Class A common stock resulting from the conversion of shares of Class B common stock and (ii) 1,000,000 shares of Class A common stock resulting from the exchange of certain exchangeable shares.

Page 8 of 20 Pages

CUSIP No.	53128T102

1	NAMES OF REPORTING PERSONS
BR Dialectic Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
150,000
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
150,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
150,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.07%*
14	TYPE OF REPORTING PERSON (See Instructions)
IA

* Percentage calculated based on 12,823,020 shares of Class A common stock, par value $0.01 per share, outstanding as of April 23, 2018, as reported in the Definitive Proxy Statement on Schedule 14A filed by Liberty Tax, Inc. on April 27, 2018, plus (i) 200,000 shares of Class A common stock resulting from the conversion of shares of Class B common stock and (ii) 1,000,000 shares of Class A common stock resulting from the exchange of certain exchangeable shares.

Page 9 of 20 Pages

Item 1. Security and Issuer

The securities to which this statement on Schedule 13D (this “Statement”) relates are the Class A common stock, par value $0.01 per share (the “Common Stock”), of Liberty Tax, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1716 Corporate Landing Parkway, Virginia Beach, Virginia 23454.

Item 2.   Identity and Background

This Schedule 13D is being filed by the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”):

(1)	B. Riley Financial, Inc. (“BRF”) is a Delaware corporation with a principal place of business located at 21255 Burbank Boulevard, Suite 400, Woodland Hills, California 91367. The principal business of BRF is serving as a holding company. Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, and the citizenship of the executive officers and directors of BRF. To the best of BRF’s knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement, or understanding required to be disclosed herein.

(2)	BRC Partners Opportunity Fund, L.P. (“BRPLP”) is a Delaware limited partnership with a principal place of business located at 11100 Santa Monica Blvd., Suite 800, Los Angeles, California 90025. The principal business of BRPLP is investing in securities.

(3)	B. Riley Capital Management, LLC (“BRCM”) is a New York limited liability company with a principal place of business located at 11100 Santa Monica Blvd., Suite 800, Los Angeles, California 90025. The principal business of BRCM is acting as a registered investment advisor to various clients, including BRPLP.

(4)	BRC Partners Management GP, LLC (“BRPGP”) is a Delaware limited liability company with a principal place of business located at 11100 Santa Monica Blvd., Suite 800, Los Angeles, California 90025. The principal business of BRPGP is serving as a general partner of hedge funds.

(5)	B. Riley FBR, Inc. (“BRFBR”) is a Delaware corporation with a principal place of business located at 11100 Santa Monica Blvd., Suite 800, Los Angeles, California 90025. The principal business of BRFBR is serving as a broker dealer.

(6)	Dialectic Antithesis Partners, LP (“Dialectic”) is a Delaware limited partnership with a principal place of business located at 119 Rowayton Avenue, 2nd Floor, Norwalk, Connecticut 06853. The principal business of Dialectic is investing in securities.

(7)	BR Dialectic Capital Management, LLC (“BR Dialectic”) is a Delaware limited liability company with a principal place of business located at 119 Rowayton Avenue, 2nd Floor, Norwalk, Connecticut 06853. The principal business of BR Dialectic is serving as a general partner of hedge funds and acting as an exempt reporting advisor to various clients, including Dialectic.

Page 10 of 20 Pages

During the last five years, none of the Reporting Persons nor any person listed on Schedule A have been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Considerations

All of the shares of Common Stock to which this Statement relates were purchased on behalf of the Reporting Persons using the investment capital of the respective Reporting Persons. The aggregate purchase price of the 3,085,787 shares of Common Stock was approximately $26,553,874.77 (excluding commissions).

From time to time, BRPLP, BRFBR, and Dialectic may effect purchases of securities through margin accounts, and may be extended margin credit as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations and stock exchange rules. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.    Purpose of Transaction

The Reporting Persons purchased the Shares for investment purposes, and such purchases were made in the ordinary course of business of the Reporting Persons.

In pursuing such investment purposes, the Reporting Persons may further purchase, hold, vote, trade, dispose or otherwise deal in the Common Stock at times, and in such manner, as they deem advisable to benefit from, among other things, (1) changes in the market prices of the shares of Common Stock; (2) changes in the Issuer’s operations, business strategy or prospects; or (3) from the sale or merger of the Issuer. To evaluate such alternatives, the Reporting Persons will closely monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as other economic, securities markets and investment considerations. Consistent with their investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with the management or Board of Directors of the Issuer (the “Board”), other stockholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit, and other investors. Such evaluations and discussions may materially affect, and result in, among other things, the Reporting Persons (1) modifying their ownership of the Common Stock; (2) exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements; (3) proposing changes in the Issuer’s operations, governance or capitalization; (4) pursuing a transaction that would result in the Reporting Persons’ acquisition of all or a controlling interest in the Issuer; or (5) pursuing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

In addition to the information disclosed in this Statement, the Reporting Persons reserve the right to (1) formulate other plans and proposals; (2) take any actions with respect to their investment in the Issuer, including any or all of the actions set forth in subsections (a) through (j) of Item 4 of Schedule 13D; and (3) acquire additional shares of Common Stock or dispose of some or all of the shares of Common Stock beneficially owned by them, in each case in the open market, through privately negotiated transactions or otherwise. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

Page 11 of 20 Pages

On July 19, 2018, Vintage Tributum, LP (“Vintage Tributum”) entered into stock purchase agreements (the “Stock Purchase Agreements”) with (1) John T. Hewitt and the John T. Hewitt IRA held in the custody of Merrill Lynch Wealth Management (together, the “Hewitt Parties”); and (2) Datatax Business Services Limited, 714718 Alberta, Ltd. and Steven Ibbotson (the “Ibbotson Parties”). On July 30, 2018, Vintage Tributum and the Hewitt Parties and the Ibbotson Parties, as applicable, amended and restated the Stock Purchase Agreements and entered into amended and restated stock purchase agreements (the “Amended and Restated Stock Purchase Agreements”). Pursuant to the Amended and Restated Stock Purchase Agreements, Vintage Tributum agreed to purchase a total of 5,053,614 shares of Common Stock, of which Vintage Tributum assigned the right to purchase 1,000,000 shares of Common Stock to the Cannell Entities (as defined below), and 2,005,353 shares of Common Stock to BRF, 400,000 shares of Common Stock to BRPLP and 150,000 shares of Common Stock to Dialectic, respectively, pursuant to Assignment Agreements between Vintage Tributum and BRF, BRPLP and Dialectic, respectively, dated as of August 1, 2018 (the “Assignment Agreements”).

On July 19, 2018, in anticipation of the assignments described above, Vintage Tributum entered into voting agreements with (1) affiliates of Cannell Capital LLC (the “Cannell Entities”); and (2) BRF, BRPLP, and Dialectic. On July 31, 2018, Vintage Tributum entered into a voting agreement with Mr. Hewitt. All of these voting agreements are referred to as the “Voting Agreements”. Pursuant to the applicable Voting Agreements, each Stockholder (as defined in the Voting Agreement) agreed (1) not to transfer any of the shares of Common Stock subject to the Voting Agreement; and (2) to vote in favor of the election to the Board of Matthew Avril, Brian Kahn, Andrew Laurence, Bryant Riley and Brent Turner and against the election to the Board of any other individuals (unless otherwise agreed by Vintage Tributum). Each of the Voting Agreements will automatically terminate and be of no further force or effect upon the earliest to occur of (1) three months after the consummation of Vintage Tributum’s investment in the Issuer; (2) the agreement of the parties to the respective Voting Agreements; and (3) the election to the Board of the individuals nominated by Vintage Tributum. Whether owned at the time of entering into the Voting Agreements or purchased after, all shares of the Issuer held by BRF, BRPLP, Dialectic, the Cannell Entities and Vintage Tributum are subject to the Voting Agreements.

On July 19, 2018, Vintage Tributum entered into an agreement with the Issuer (the “Issuer Agreement”). Pursuant to the Issuer Agreement, (1) the Issuer agreed that the Board would take all necessary action to increase the size of the Board to nine directors consisting of five vacancies; and (2) Vintage Tributum agreed that at least three of the individuals elected by it to fill those vacancies would meet the standards necessary for the Board to reasonably determine that they are “independent” for purpose of the listing rules of The Nasdaq Stock Market.

The foregoing summary of the Stock Purchase Agreements, the Assignment Agreements, Voting Agreements, the Issuer Agreement does not purport to be complete and is qualified in its entirety by the full text of each of the Stock Purchase Agreements, the Assignment Agreements, the Voting Agreements, the Issuer Agreement, which are attached as Exhibits 2 through 8 and are incorporated by reference.

Item 5.     Interest in Securities of the Issuer

(a)	As of the date hereof, BRF beneficially owned directly 2,005,353 shares of Common Stock representing 14.3% of the Issuer’s Common Stock, BRPLP beneficially owned directly 475,000 shares of Common Stock representing 3.39% of the Issuer’s Common Stock, BRFBR beneficially owned directly 455,434 shares of Common Stock, representing 3.25% of the Issuer’s Common Stock, and Dialectic beneficially owned directly 150,000 shares of Common Stock, representing 1.07% of the Issuer’s Common Stock.

(b)	BRPGP is the general partner of BRPLP, BRCM is an investment advisor to BRPLP and BRF is the parent company of BRCM. As a result, BRPGP, BRCM and BRF may be deemed to indirectly beneficially own the Shares held by BRPLP.

Page 12 of 20 Pages

BRCM is an investment advisor to BRFBR and BRF is the parent company of BRFBR. As a result, BRCM and BRF may be deemed to indirectly beneficially own the Shares held by BRFBR.

BR Dialectic is the general partner and investment manager of Dialectic. BRCM is an investment advisor and the parent company of BR Dialectic and BRF is the parent company of BRCM. As a result, BR Dialectic, BRCM and BRF may be deemed to indirectly beneficially own the Shares held by Dialectic.

The percentage in this paragraph relating to beneficial ownership of Common Stock is based on 12,823,020 shares of Common Stock outstanding as of April 23, 2018, as reported in the Definitive Proxy Statement on Schedule 14A filed by the Issuer on April 27, 2018, plus (i) 200,000 shares of Class A common stock resulting from the conversion of shares of Class B common stock and (ii) 1,000,000 shares of Common Stock resulting from the exchange of certain exchangeable shares.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the securities of the Issuer owned by the other Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that it does not directly own.

As of the date hereof, each of BRPLP, BRPGP, BRCM and BRF have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares beneficially owned directly by BRPLP.

As of the date hereof, each of BRFBR, BRCM and BRF have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares beneficially owned directly by BRFBR.

As of the date hereof, BRF has the sole power to vote or direct the vote of, and to dispose, or direct the disposition of, the Shares beneficially owned by BRF.

As of the date hereof, each of Dialectic, BR Dialectic, BRCM and BRF have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares beneficially owned directly by Dialectic.

(c)	Schedule B annexed hereto lists all transactions in the Shares for the Reporting Persons in the last 60 days. All of such transactions were effected in the open market, except as otherwise noted herein.

(d)	Except as described herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held by the Reporting Persons.

(e)	Not applicable.

Page 13 of 20 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

BRFBR loaned Vintage Tributum $9,774,041.36 to purchase Common Stock of the Issuer in return for a pledge of (i) the issued and outstanding capital stock, equity securities, membership interest units and ownership interests of the Issuer owned or held of record or beneficially by Vintage Tributum on July 24, 2018 as listed on Schedule 1.1 to the pledge agreement between BRFBR and Vintage Tributum dated as of July 24, 2018 (the “Pledge Agreement”) (and the certificates representing such shares, securities and/or interests); (ii) all other capital stock, equity securities, membership interest units and ownership interests of the Issuer, in each case owned or held of record or beneficially by Vintage Tributum at any time (and the certificates representing such shares, securities and/or interests); and (iii) any and all replacements, products and proceeds of, and dividends, distributions in property or securities, returns of capital or other distributions made on or with respect to, any of the foregoing. The foregoing summary of the Pledge Agreement does not purport to be complete and is qualified in its entirety by the full text of the Pledge Agreement, which is attached as Exhibit 9 and is incorporated herein by reference.

On September 1, 2018 and September 2, 2018, BRFBR purchased 185,000 and 115,000 shares, respectively, of Common Stock on behalf of Vintage Tributum in the ordinary course of business pursuant to open market transactions. BRFBR subsequently sold such shares to Vintage Tributum on the same respective dates.

On August 6, 2018, each of the Reporting Persons entered into a Joint Filing Agreement (the “Joint Filing Agreement”) in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is filed as Exhibit 1 hereto and is incorporated herein by reference.

Other than as described in this Statement, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other persons with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Page 14 of 20 Pages

Item 7.	Material to Be Filed as Exhibits

The following documents are filed as exhibits:

Exhibit Number	Description

1	Joint Filing Agreement, dated August 6, 2018, by and among B. Riley Financial, Inc., BRC Partners Opportunity Fund, L.P., BRC Partners Management GP, LLC, B. Riley Capital Management, LLC, B. Riley FBR, Inc., Dialectic Antithesis Partners, LP, and BR Dialectic Capital Management LLC.

2	Amended and Restated Stock Purchase Agreement, dated July 30, 2018, by and among Vintage Tributum LP, John T. Hewitt and the John T. Hewitt IRA held in the custody of Merrill Lynch Wealth Management.

3	Amended and Restated Stock Purchase Agreement, dated July 30, 2018, by and among Vintage Tributum LP, Datatax Business Services Limited, 714718 Alberta, Ltd. and Steven Ibbotson.

4	Assignment Agreement, dated August 1, 2018, by and between Vintage Tributum LP and B. Riley Financial, Inc.

5	Assignment Agreement, dated August 1, 2018, by and between Vintage Tributum LP and BRC Partners Opportunity Fund, L.P.

6	Assignment Agreement, dated August 1, 2018, by and between Vintage Tributum LP and Dialectic Antithesis Partners, LP.

7	Voting Agreement, dated July 19, 2018, by and between Vintage Tributum LP and B. Riley Financial, Inc., BRC Partners Opportunity Fund, LP, and Dialectic Antithesis Partners, LP

8	Agreement, dated July 19, 2018 by and between Liberty Tax, Inc. and Vintage Tributum LP.

9	Pledge Agreement, dated July 24, 2018, by and between B. Riley FBR, Inc. and Vintage Tributum LP.

Page 15 of 20 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

B. RILEY FINANCIAL, INC.

By:	/s/Bryant R. Riley
Name:	Bryant R. Riley
Title:	Co-Chief Executive Officer

BRC PARTNERS OPPORTUNITY FUND, L.P.

By:	BRC Partners Management GP, LLC,
its General Partner

By:	/s/Bryant R. Riley
Name:	Bryant R. Riley
Title:	Chief Executive Officer

BRC PARTNERS MANAGEMENT GP, LLC

By:	/s/Bryant R. Riley
Name:	Bryant R. Riley
Title:	Chief Executive Officer

B. RILEY CAPITAL MANAGEMENT, LLC

By:	/s/Bryant R. Riley
Name:	Bryant R. Riley
Title:	Chief Executive Officer

B. RILEY FBR, INC.

By:	/s/Bryant R. Riley
Name:	Bryant R. Riley
Title:	Executive Officer

DIALECTIC ANTITHESIS PARTNERS, LP

By:	/s/ John Fichthorn
Name:	John Fichthorn
Title:	Portfolio Manager

Page 16 of 20 Pages

BR DIALECTIC CAPITAL MANAGEMENT, LLC

By:	/s/ John Fichthorn
Name:	John Fichthorn
Title:	Managing Member

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Page 17 of 20 Pages

SCHEDULE A

Executive Officers and Directors of B. Riley Financial, Inc.

Name and Position	Present Principal Occupation	Business Address	Citizenship
Bryant R. Riley, Chairman and Co-Chief Executive Officer	Co-Portfolio Manager of BRC Partners Opportunity Fund, LP, Chief Executive Officer of BRC Partners Management GP, LLC, Chief Executive Officer of B. Riley Capital Management, LLC, Executive Officer of B. Riley FBR, Inc and Co-Chief Executive Officer of B. Riley Financial, Inc.	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Thomas J. Kelleher, Co-Chief Executive Officer and Director	Co-Chief Executive Officer of B. Riley Financial, Inc. and Executive Officer of B. Riley FBR, Inc.	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Andrew Gumaer, Chief Executive Officer of Great American Group, LLC and Director	Chief Executive Officer of Great American Group, LLC, a subsidiary of B. Riley Financial, Inc.	21255 Burbank Blvd. Suite 400 Woodland Hills, CA 91367	United States
Robert D'Agostino, Director	President of Q-mation, Inc., a supplier of software solutions	21255 Burbank Blvd. Suite 400 Woodland Hills, CA 91367	United States
Mikel Williams, Director	CEO & Director of privately held Targus International, LLC, supplier of carrying cases and accessories	21255 Burbank Blvd. Suite 400 Woodland Hills, CA 91367	United States
Todd D. Sims, Director	SVP of Digital Strategy, Anschutz Entertainment Group, Inc., a sports and entertainment company	21255 Burbank Blvd. Suite 400 Woodland Hills, CA 91367	United States

Page 18 of 20 Pages

Name and Position	Present Principal Occupation	Business Address	Citizenship

Robert L Antin, Director	Co-Founder, VCA, Inc., an owner and operator of Veterinary care centers & hospitals	21255 Burbank Blvd. Suite 400 Woodland Hills, CA 91367	United States
Michael J. Sheldon, Director	Chairman & CEO of Deutsch North America, a creative agency	21255 Burbank Blvd. Suite 400 Woodland Hills, CA 91367	United States
Kenny Young, President	President of B. Riley Financial, Inc.	21255 Burbank Blvd. Suite 400 Woodland Hills, CA 91367	United States
Phillip J. Ahn, Chief Financial Officer and Chief Operating Officer	Chief Financial Officer and Chief Operating Officer of B. Riley Financial, Inc.	21255 Burbank Blvd. Suite 400 Woodland Hills, CA 91367	United States
Alan N. Forman, Executive Vice President, General Counsel and Secretary	Executive Vice President, General Counsel and Secretary of B. Riley Financial, Inc.	299 Park Avenue, 7th Floor New York, NY 10171	United States
Howard E. Weitzman, Senior Vice President & Chief Accounting Officer	Senior Vice President & Chief Accounting Officer of B. Riley Financial, Inc.	21255 Burbank Blvd. Suite 400 Woodland Hills, CA 91367	United States

Page 19 of 20 Pages

SCHEDULE B

Transactions in the Shares During the Past 60 Days

Shares of Class A Common Stock Purchased/(Sold)	Price Per Share ($)	Date of Purchase/Sale

B. Riley Financial, Inc.
2,005,353	$8.5400	8/1/2018

BRC Partners Opportunity Fund, L.P.
75,000	$8.9100	8/1/2018
400,000	$8.5400	8/1/2018

B. Riley FBR, Inc.
34,700	$9.2480	8/3/18
115,967	$9.1682	8/2/18
165,181	$8.9477	8/1/18
76,086	$8.1612	6/29/18
15,000	$8.0637	6/18/18
48,500	$9.4618	6/8/18

Dialectic Antithesis Partners, L.P.
150,000	$8.5400	8/1/18

Page 20 of 20 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including additional amendments thereto) with respect to the common stock, $0.01 par value per share, of Liberty Tax, Inc., a Delaware corporation. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated: August 6, 2018

B. RILEY FINANCIAL, INC.

	By:	/s/ Bryan R. Riley
	Name:	Bryant R. Riley
	Title:	Co-Chief Executive Officer

BRC PARTNERS OPPORTUNITY FUND, L.P.

	By:	BRC Partners Management GP, LLC,
its General Partner

	By:	/s/ Bryan R. Riley
	Name:	Bryant R. Riley
	Title:	Chief Executive Officer

BRC PARTNERS MANAGEMENT GP, LLC

	By:	/s/ Bryan R. Riley
	Name:	Bryant R. Riley
	Title:	Chief Executive Officer

B. RILEY CAPITAL MANAGEMENT, LLC

	By:	/s/ Bryan R. Riley
	Name:	Bryant R. Riley
	Title:	Chief Executive Officer

B. RILEY FBR, INC.

	By:	/s/ Bryan R. Riley
	Name:	Bryant R. Riley
	Title:	Executive Officer

DIALECTIC ANTITHESIS PARTNERS, LP

By:	/s/ John Fichthorn
Name:	John Fichthorn
Title:	Portfolio Manager

BR DIALECTIC CAPITAL MANAGEMENT, LLC

By:	/s/ John Fichthorn
Name:	John Fichthorn
Title:	Managing Member

Exhibit 2

AMENDED AND RESTATED STOCK PURCHASE AGREEMENT

This Amended and Restated Stock Purchase Agreement (this “Agreement”) is entered into as of July 30, 2018 by and between Vintage Tributum LP, a Delaware limited partnership (the “Purchaser”), and John T. Hewitt (“Hewitt”) and the John T. Hewitt IRA held in the custody of Merrill Lynch Wealth Management (the “Hewitt IRA”) (Hewitt and the Hewitt IRA, the “Sellers”). The Purchaser and the Sellers are referred to, each as a “Party,” and collectively as the “Parties.”

Recitals

A.	The Parties originally entered into a Stock Purchase Agreement dated as of July 19, 2018 (the “Prior Agreement”) and now desire to amend and restate the Prior Agreement in its entirety.

B.	Hewitt is the direct registered holder of 1,797,556.44 shares of Class A Common Stock (including all shares of Class A Common Stock convertible from 200,000 shares of Class B Common Stock owned by Hewitt) of Liberty Tax, Inc., a Delaware corporation with common stock trading on the NASDAQ Global Market under the ticker symbol “TAX” (the “Company”). Hewitt IRA is the direct registered holder of 152,521 shares of Class A Common Stock of the Company. The aforementioned shares constitute all of the outstanding equity interests owned by the Sellers in the Company. 1,564,948 shares of the Class A Common Stock held directly by Hewitt are subject to a pledge agreement in favor of SunTrust Bank (the “Pledged Shares”).

C.	Hewitt now desires and voluntarily agrees to sell all 1,797,556.44 shares of his Class A Common Stock and Hewitt IRA desires to sell all 152,521 shares of its Class A Common Stock (the “IRA Shares”) to the Purchaser, and the Purchaser desires to purchase the 1,797,556.44 shares of Class A Common Stock offered by Hewitt and the IRA Shares (altogether, the “Common Shares”) from the Sellers, pursuant to the terms hereof.

Agreement

For good and valuable consideration, the receipt and sufficiency of which are acknowledged by the Parties, the Parties agree as follows (references to Sections shall refer to sections of this Agreement, unless otherwise specified):

1.	Share Purchase; Purchase Price; Removal and Resignation of Directors.

(a) Subject to the terms set forth herein, Sellers shall sell, deliver, and transfer the Common Shares to the Purchaser as promptly as practicable following the date hereof (such time, the “Effective Date”).

(b) The purchase price for the Common Shares shall be $8.54 per share for an aggregate purchase price of $16,653,661.34 (the “Purchase Price”). Of the Purchase Price, $10,262,058.15 shall be paid directly to Hewitt by way of wire transfer, $5,089,073.85 shall be paid to SunTrust Bank, NA by way of wire transfer to pay off a certain Promissory Note made by Hewitt secured by the Pledged Shares, and $1,302,529.34 shall be paid to Hewitt IRA (the “IRA Shares Purchase Price”). A true and correct copy of the payoff letter for SunTrust Bank is attached hereto as Exhibit A. Notwithstanding anything to the contrary in this Agreement , it is understood that Sellers will receive and are entitled to retain the dividend payments of $0.16 per share that the Company will pay on August 10, 2018.

(c) On the Effective Date, Purchaser will deliver to Sellers, in consideration of the Common Shares, the Purchase Price by wire transfer of immediately available funds, to the account(s) designated by Sellers.

(d) On the Effective Date, Sellers shall transfer the Common Shares to the Purchaser by (i) irrevocably requesting that the Company irrevocably instruct its transfer agent to record such transfer immediately and issue and deliver in book-entry form the Common Shares in the name of the Purchaser; and (ii) directing SunTrust Bank to take all actions necessary to remove its liens on the Pledged Shares and deliver the Pledged Shares to Buyer. Sellers shall deliver to the Purchaser, either directly through the Company or indirectly through its transfer agent, a certified copy of an account statement demonstrating the transfer of the Common Shares to the Purchaser on the Company’s stock ledger in book-entry form (the “Evidence of Stock Ownership”). Purchaser shall be deemed the owner of all the Common Shares from and after the Effective Date and shall be entitled to all rights in respect thereof.

(e) On the Effective Date, Sellers shall cause to be removed from the Company’s Board of Directors, and deliver to Purchaser and the Company executed resignation letters effective as of the Effective Date from the Board of Directors, from each of the following directors of the Company: Gordon D'Angelo, John T. Hewitt, Ellen M. McDowell, Nicole Ossenfort and John Seal. Sellers shall not designate or appoint replacements for such directors.

(f) Notwithstanding anything to the contrary in this Agreement, Hewitt may cause the IRA Shares held by Hewitt IRA to be transferred to him and held directly in his name (the “IRA Transfer”). If the IRA Transfer occurs, the IRA Shares Purchase Price shall not be paid on the Effective Date and shall instead be paid directly to Hewitt no later than one business day after Hewitt delivers to the Purchaser the following (such delivery date, the “IRA Shares Effective Date”): (i) either directly through the Company or indirectly through its transfer agent, a certified copy of an account statement demonstrating the transfer of the IRA Shares to Hewitt on the Company’s stock ledger in book-entry form; and (ii) a certificate duly executed by Hewitt and reasonably satisfactory to the Purchaser stating that (solely with respect to the IRA Shares) the representations and warranties of Hewitt in Section 2 of this Agreement are true and correct as of the IRA Shares Effective Date. No later than one business day after the IRA Shares Effective Date, Purchaser shall deliver to Hewitt, in consideration of the IRA Shares, the IRA Shares Purchase Price by way of wire transfer in accordance with this Agreement. On the IRA Shares Effective Date, Hewitt shall transfer the IRA Shares to the Purchaser by irrevocably requesting that the Company irrevocably instruct its transfer agent to record such transfer immediately and issue and deliver in book-entry form the IRA Shares in the name of the Purchaser. Hewitt shall deliver to the Purchaser, either directly through the Company or indirectly through its transfer agent, the Evidence of Stock Ownership in respect of the IRA Shares. Purchaser shall be deemed the owner of all the IRA Shares from and after the IRA Shares Effective Date and shall be entitled to all rights in respect thereof.

2.    The Sellers’ Representations and Warranties. Assuming the accuracy of the representations, warranties, and agreements of the Purchaser contained in this Agreement, each Seller represents and warrants to the Purchaser, jointly and severally, as of the Effective Date, as follows:

(a) Right, Title, and Interest. The Sellers are the lawful owners of the Common Shares, have good and marketable title to the Common Shares, and have all right, title, and interest in and to the Common Shares. The Sellers have full right and authority to deliver the Common Shares on the Effective Date in connection with this Agreement, subject to the pledge agreement in favor of SunTrust Bank as provided in Section 1(a) hereof. (A) Except as provided in the Recitals Section of this Agreement, the Common Shares are, and (B) upon the payoff of the Promissory Note as contemplated by Section 1 hereof, the Common Shares will be, free and clear of all liens, encumbrances, equities, security interests, rights of first refusal and any other claims whatsoever. Except as set forth in the Company’s Certificate of Incorporation, the Common Shares are not subject to any agreement, understandings, trusts, or other collaborative arrangements or understandings with any other party, including any special rights, preferences or privileges or additional obligations related to voting of the Common Shares or otherwise. No person or entity has any right (including, without limitation, any right of first refusal) to prevent the Sellers from transferring the Common Shares as contemplated by this Agreement, and, except as may be required under applicable federal or state securities laws and any rules or regulations promulgated thereunder or the rules of any securities exchange (collectively, “Securities Laws”), no person or entity has any right to receive notice of the transfer of the Common Shares as contemplated by this Agreement. The Sellers’ delivery of the Common Shares in accordance with the terms of this Agreement will pass full and valid title to the Common Shares free and clear of any security interests, claims, liens, rights of first refusal and any other encumbrance whatsoever. The Sellers are not aware of any basis for any disputes or challenges regarding the Sellers’ ownership of the Common Shares or regarding the Sellers’ sale of the Common Shares to the Purchaser, and no such disputes or challenges are pending or alleged.

(b) Authority. The Sellers have full legal capacity to execute, deliver and perform this Agreement to which it is a party and to consummate the transactions contemplated hereby. The Sellers have sole dispositive and voting authority over the Common Shares, and have all requisite legal authority to execute and deliver this Agreement, to sell and deliver the Common Shares, and to carry out and perform all of Sellers’ obligations under this Agreement. This Agreement has been duly executed and delivered by the Sellers, constitutes the Sellers’ valid and binding obligation, and is enforceable in accordance with its terms. The Sellers have the capacity to act on the Sellers’ own behalf and on behalf of all who might claim through the Sellers to bind them to the terms and conditions of this Agreement. The Sellers have never filed any petition under applicable bankruptcy laws, no such petition has ever been filed involuntarily against the Sellers, no custodian or receiver has ever been appointed with respect to the Sellers’ assets, and the Sellers are not now insolvent (before giving effect to the sale of the Common Shares).

(c) The execution and delivery by the Sellers of this Agreement, consummation of the transactions contemplated hereby that are required to be performed by the Sellers and compliance with the terms of this Agreement to which the Sellers are a party will not (a) conflict with or violate any provision of the certificate of incorporation, bylaws or similar organizational documents of the Company or any of its subsidiaries, (b) result in any violation of or default, give rise to a right of termination, cause the forfeiture of any right, or require any notice or consent, under any provision of any material contract to which any Seller, the Company or any of its subsidiaries is a party or by which any Seller, the Company or any of its subsidiaries or its or any of their respective properties is bound or affected, (c) conflict with or violate in any material respect any law applicable to the Company or to any of its subsidiaries or Sellers or by which its or any of their respective properties is bound or affected, or (d) result in the creation of, or require the creation of, any lien upon any shares of capital stock or any property of any Seller, the Company or any of its subsidiaries.

(d) Value of Common Shares. The Sellers acknowledge that, in the future and depending on the success of the Company’s business, the market value of the Common Shares could become worth substantially more than the price at which the Purchaser is purchasing the Common Shares from the Sellers and is securing the Sellers’ other agreements as set forth in this Agreement. THE SELLERS ACKNOWLEDGE THAT, BY SELLING THE COMMON SHARES TO THE PURCHASER PURSUANT TO THIS AGREEMENT, THE SELLERS WILL NOT BENEFIT FROM ANY FUTURE APPRECIATION IN THE MARKET VALUE OF THE COMMON SHARES.

(e) Adequacy of Payment. THE SELLERS AGREE THAT THE AMOUNT OF THE PAYMENT IS FAIR AND EQUITABLE TO THE SELLERS. THE SELLERS ACKNOWLEDGE THAT ARM’S-LENGTH NEGOTIATIONS BETWEEN THE PURCHASER AND THE SELLERS RESULTED IN THE SELLERS AGREEING TO THE SUFFICIENCY OF THE PAYMENT AND TO PERFORM THE SELLERS’ OTHER OBLIGATIONS SET FORTH IN THIS AGREEMENT IN EXCHANGE FOR THE PURCHASER’S PURCHASE OF THE COMMON SHARES.

(f) Consents. Except for filings required under the Securities Exchange Act of 1934 or other applicable Securities Laws, no consent, approval, order, or authorization of, and no registration, qualification, designation, declaration, or filing or notice of or with any governmental authority, regulatory agency, stock exchange or third-party (“Consent”) is required in connection with the Sellers’ sale of the Common Shares to the Purchaser or with the consummation of the transactions contemplated by this Agreement, except for such Consents as have already been made, delivered or obtained.

(g) No Legal, Tax, or Investment Advice. The Sellers have had an opportunity to review the federal, state, local, and foreign tax consequences of the Sellers’ sale of the Common Shares to the Purchaser. The Sellers understand that nothing in this Agreement or in any other materials presented to the Sellers in connection with the Purchaser’s purchase of the Common Shares or the Sellers’ other agreements under this Agreement constitute legal, tax, or investment advice. The Sellers have consulted such legal, tax, and investment advisors as the Sellers, in the Sellers’ sole discretion, have deemed necessary or appropriate in connection with the sale of the Common Shares under this Agreement. THE SELLERS ACKNOWLEDGE THAT THE SELLERS WILL BE RESPONSIBLE FOR THE SELLERS’ OWN TAX LIABILITY THAT MAY ARISE AS A RESULT OF THE SELLERS’ SALE OF THE COMMON SHARES TO THE PURCHASER OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

(h) No Other Representations or Warranties. Except as expressly set forth in Section 2 of this Agreement, none of Sellers, the Company or any other person has made or makes any other express or implied representation or warranty, written or oral, on behalf of Sellers or the Company, including without limitation any representation or warranty as to the future revenue, profitability or success of the Company.

3.    The Purchaser’s Representations and Warranties. The Purchaser represents and warrants to the Sellers, as of the Effective Date, as follows:

(a) The Purchaser has the full right, power, and authority to enter into and perform this Agreement and has, or has access to, capital in an amount that is sufficient to pay the Purchase Price as required by and in accordance with this Agreement.

(b) The Purchaser has not entered into and is not bound by any contract or arrangement of any kind that conflicts with the terms of this Agreement or that might in any way limit, restrict, or impair the transfer of the Common Shares under this Agreement.

(c) The Purchaser acknowledges that, the value of the shares on the date of purchase and in the future may be worth substantially less than the Purchase Consideration.

(d) The Purchaser is (i) an “accredited investor” within the meaning of Rule 501(a)(3) under the United States Securities Act of 1933, as amended (the “Act”), and (ii) a sophisticated and financially capable investor with extensive knowledge and experience in investing in private equity transactions, which enables the Purchaser to properly evaluate the risks and merits of the transactions contemplated by this Agreement, including the purchase by Purchaser of the Common Shares for the Purchase Price (collectively, the “Transaction”), and the Purchaser is entering into the Transaction with a full understanding of all of the terms, conditions and risks and willingly assumes those terms, conditions and risks for an indefinite period of time. The Purchaser has determined, based on its own independent review and such professional advice as it deems appropriate, that the Transaction is consistent with its financial needs, objectives and condition.

(e) The Purchaser acknowledges and agrees (i) that the Sellers or their affiliates may possess material nonpublic information regarding the Company and its condition (financial and otherwise), results of operations, businesses, properties, management, plans and prospects that may impact the value of the Common Shares (the “Company Information”), (ii) the Sellers shall not share and shall have no obligation to share any Company Information with the Purchaser, (iii) the Purchaser is not relying and is specifically disclaiming any reliance on any Company Information in agreeing to this Transaction, and (iv) the Sellers and their affiliates shall have no liability or obligation to the Purchaser or any other person, and the Purchaser hereby waives and releases the Sellers and their affiliates from any claims that they might have against the Sellers or their affiliates, whether under applicable Securities Laws or otherwise, with respect to the nondisclosure of the Company Information.

(f) The Purchaser is acquiring the Common Shares for its own account and not with a view to their distribution within the meaning of Section 2(11) of the Act, in any manner that would be in violation of the Act. The Purchaser has not, directly or indirectly, offered any Common Shares to anyone or solicited any offer to buy any Common Shares from anyone, so as to bring the offer and sale of any Common Shares within the registration requirements of the Act. The Purchaser will not sell, convey, transfer or offer for sale any of the Common Shares it acquires except upon compliance with the Act and any applicable state securities or “blue sky” laws or pursuant to any exemption therefrom. The Purchaser understands that the Common Shares may not be sold or otherwise disposed of unless such sale or disposition is registered under the Act and applicable state securities laws or such sale or other disposition is exempt from registration thereunder and that such Common Shares will bear a legend to such effect. The Purchaser has received and carefully reviewed the Company’s Annual Report of the Issuer on Form 10-K for the fiscal year ended April 30, 2017 and all subsequent public filings of the Company with the Securities and Exchange Commission, other publicly available information regarding the Company, and such other information that it and its advisers deem necessary to make its decision to enter into the Transaction.

(g) The Purchaser has made its own decision to consummate the Transaction based on its own independent review and consultations with such investment, legal, tax, accounting and other advisers as it deemed necessary. The Purchaser has made its own decision concerning the Transaction without reliance on any representation or warranty of, or advice from, the Sellers (except those explicitly set forth in Sections 2 and 6 hereof).

(h) The Sellers are relying on a “Section 4(1½)” exemption of the Act in connection with the sale and purchase of the Common Shares, and, upon transfer to the Purchaser, such Common Shares will continue to contain certain restrictive legends substantially similar to those set forth on the Common Certificates.

(i) Purchaser hereby acknowledges responsibility for any reporting and filing obligations under Section 13 and 16 of the Securities Exchange Act of 1934 that it is required to make in connection with the purchase of the Common Shares.

(j) The Purchaser is duly incorporated or organized, validly existing and in good standing under the laws of its jurisdiction of organization. The Purchaser has full power and authority or legal capacity, as applicable, to execute, deliver and perform this Agreement to which it is a party and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the performance by Purchaser of the transactions contemplated hereby that are required to be performed by Purchaser have been duly authorized by the partners of Purchaser in accordance with applicable law and the certificate of limited partnership and partnership agreement or other similar organizational documents of the Purchaser, and no other proceedings on the part of the Purchaser are necessary to authorize the execution, delivery and performance of this Agreement. The Purchaser has all requisite legal authority to execute and deliver this Agreement, to purchase the Common Shares, and to carry out and perform all of Purchaser’s obligations under this Agreement. This Agreement has been duly executed and delivered by the Purchaser, constitutes the Purchaser’s valid and binding obligation, and is enforceable in accordance with its terms. The Purchaser has the capacity to act on the Purchaser’s own behalf and on behalf of all who might claim through the Purchaser to bind them to the terms and conditions of this Agreement. The Purchaser has never filed any petition under applicable bankruptcy laws, no such petition has ever been filed involuntarily against the Purchaser, no custodian or receiver has ever been appointed with respect to the Purchaser’s assets, and the Purchaser is not now insolvent (before giving effect to the sale of the Common Shares).

(k) The Purchaser acknowledges that (i) the Sellers are relying on the Purchaser’s representations, warranties, acknowledgments and agreements in this Agreement as a condition to proceeding with the Transaction; and (ii) without such representations, warranties, and agreements, the Sellers would not enter into this Agreement or engage in the Transaction.

4.    Company Not Party. The Purchaser and the Sellers both acknowledge and agree that the Company is not a party to or bound by the terms of this Agreement in any manner and has made no representations or warranties to either the Purchaser or the Sellers or otherwise incurred any obligations in respect of the transactions contemplated by this Agreement. Nothing in this Section 4 shall be construed as imposing any limit, or having any effect, upon the rights of the Purchaser or the Sellers to assert any claims against the Company arising out of the Company’s public statements or filings with the Securities and Exchange Commission or any other Exchange on which the Company’s Common Stock is traded.

5.    Cooperation. The Parties will use commercially reasonable efforts to implement and consummate the transactions contemplated by this Agreement. The Parties agree to execute and deliver any further documents or instruments reasonably necessary or desirable to carry out the purposes and intent of this Agreement.

6.    Costs. The Parties will each bear their own costs, expert fees, attorneys’ fees, and other fees and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement.

7.    Irrevocable Waiver of Right to Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING (WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY EXPRESSLY ACKNOWLEDGES THAT THE WAIVERS IN THIS SECTION 7 ARE INTENDED TO BE IRREVOCABLE UNDER THE LAWS OF THE STATE OF DELAWARE AND OF THE UNITED STATES OF AMERICA.

8.    No Representations. Neither Party has relied upon any representations or statements made by the other Party that are not specifically set forth in this Agreement.

9.    Governing Law. This Agreement will be governed by and construed in accordance with the laws of the State of Delaware, without regard to principles of conflicts of laws that would result in the application of any law other than the law of the State of Delaware. If either Party shall commence any action, claim, suit, inquiry, notice of violation, proceeding or investigation (collectively, an “Action”), then the prevailing party in such Action shall be reimbursed by the other Party for any and all related costs, charges and expenses, including reasonable attorney’s fees. A Party that successfully moves to dismiss an Action is, without limitation, a prevailing Party. This Section 9 shall survive the expiration or early termination of this Agreement.

10.  Jurisdiction. The Parties agree that any Action seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby (whether brought by any party or any of such Party’s affiliates or against any party or any of such Party’s affiliates) shall be brought exclusively in any federal or state court in the State of Delaware, and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such Action and irrevocably waives, to the fullest extent permitted by law, any objection that such party may now or hereafter have to the laying of the venue of any such Action in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such Action may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such Party as provided hereunder shall be deemed effective service of process on such Party. This Section 10 shall survive the expiration or early termination of this Agreement.

11.  Entire Agreement. This Agreement constitutes the full and entire understanding between the Parties with regard to the Common Shares. With respect to the Common Shares, neither Party will be liable or bound to the other Party in any manner by any representations, warranties, or covenants except as specifically set forth in this Agreement.

12.  Waivers and Amendments. Either Party’s failure to enforce, or delay in enforcing, any provision of this Agreement will not be construed as a waiver of such provision and will not prevent that Party from subsequently enforcing each and every other provision of this Agreement. The rights granted to the Parties are cumulative and will not constitute a waiver of either Party’s right to assert all other legal and equitable remedies available to that Party. This Agreement may be amended only in writing and only if signed by the Purchaser and the Sellers.

13.  Notices. Any notice required or permitted under this Agreement will be given in writing or by electronic mail and will be deemed effectively given (a) upon personal delivery or (b) upon the date of delivery by electronic mail (with proof of delivery) or (c) five (5) Business Days after being mailed by registered or certified mail (postage prepaid, return receipt requested), addressed to the appropriate Party at the electronic mail address or address provided on the signature page of this Agreement or at such other electronic mail address or such other address as such Party may designate by ten days’ advance written notice to the other Party.

14.  Counterparts. This Agreement may be executed in any number of counterparts, each of which will be enforceable against the Parties actually executing such counterparts and all of which together will constitute one instrument.

15.  Section Headings. The section headings, titles, and subtitles contained in this Agreement are for convenience only and are not to be relied upon in construing the terms of this Agreement.

16. Severability. If any provision of this Agreement, or the application of any such provision, becomes or is declared by a court of competent jurisdiction to be illegal, void, or unenforceable, then the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the Parties as expressed in this Agreement. The Parties further agree to replace any such illegal, void, or unenforceable provision with a legal, valid, and enforceable substitute provision that will achieve, to the greatest extent possible, the economic, business, and other purposes of the illegal, void, or unenforceable provision.

17.  Successors and Assigns. This Agreement and Purchaser’s rights, duties, benefits, and obligations under this Agreement may be assigned, in whole or in part, and will inure to the benefit of, and be enforceable by, the Purchaser’s successors and assigns. This Agreement and the Sellers’ rights, duties, benefits, and obligations under this Agreement will inure to the benefit of, and be enforceable by the Sellers’ successors and assigns.

18.  Termination of this Agreement. Nothing herein shall relieve a defaulting or breaching party from any liability or damages arising out of its breach of any provision of this Agreement.

*       *       *

The Parties have executed this Amended and Restated Stock Purchase Agreement as of the date listed above.

PURCHASER:

VINTAGE TRIBUTUM LP
a Delaware limited partnership

By: its general partner
VINTAGE CAPITAL MANAGEMENT, LLC

By:	/s/ Brian R. Kahn

Name:	Brian R. Kahn

Title:	Manager

Address:
4705 S. Apopka Vineland Road, Suite 206
Orlando, Florida 32819

[Signature Page to Amended and Restated Stock Purchase Agreement]

The Parties have executed this Amended and Restated Stock Purchase Agreement as of the date listed above.

SELLERS:

JOHN T. HEWITT	/s/ John T. Hewitt

Address:

608 S. Atlantic Avenue
Virginia Beach, VA 23452

JOHN T. HEWITT IRA

Held in the custody of Merrill Lynch Wealth Management

/s/ John T. Hewitt ira

Address:
6000 Fairview Road
Charlotte, NC 28210

[Signature Page to Amended and Restated Stock Purchase Agreement]

EXHIBIT “A”

Earl McLain, CFP®, ChFC®, CLU® Senior Vice President Wealth Advisor SunTrust Bank Private Wealth Management	Tel: 757.624.5451 Mobile: 757.504.6137 Fax: 757.616.0679 Mail Code: CS-NOR-5013 150 W. Main Street, 14th Floor Norfolk, VA 23510 NMLS# 501667

July 18, 2018

John T. Hewitt

608 South Atlantic Ave.

Virginia Beach, VA 23451-3616

RE: Commercial Loan Number 0000187552-26 / 42

Dear Mr. Hewitt:

1.	Per your request, please find below the details of the pay-offs for the above referenced loans:

Loan #1
Borrower	John T. Hewitt
Obligor Number	0000187552-26
Principal	$3,998,982.70
Interest	$25,576.82
Payoff as of 07-31-18	$4,024,559.52
Per Diem	$555.41426

Loan #2
Obligor Number	0000187552-42
Principal	$1,062,500.00
Interest	$2,041.33
Payoff as of 07-31-18	$1,064,514.33
Per Diem	$154.94792

Wiring Instructions for SunTrust Bank
Bank Name	SunTrust Bank
Address	Atlanta, GA
ABA Number	061000104
Account Number	9175001122
Account Name:	CRE SAD Carolinas
Ref:	John T. Hewitt 0000187552-26/42
Attn: Street Address:	Suzan Jackson 865-560-7253 3620 Six Forks Road 3rd Floor; Raleigh, NC 27609

NOTE: The quoted payoffs shown above are good through 4:00 pm, July 31, 2018. If payment is not received by this deadline, please add the appropriate per diem to each loan. It is acceptable to send one wire transfer for the combined balance of both loan payoffs. If received by the above deadline, the total wire amount will be $5,089,073.85.

Earl McLain is a Registered Representative, SunTrust Investment Services, Inc. (STIS) Investment Adviser Representative, SunTrust Advisory Services, Inc. (STAS)

Investment and Insurance Products:

• Are not FDIC or any other Government Agency Insured • Are not Bank Guaranteed • May Lose Value

 SunTrust Private Wealth Management is a marketing name used by SunTrust Bank, SunTrust Banks Trust Company (Cayman) Limited, SunTrust Delaware Trust Company, STIS and STAS, which are each affiliates of SunTrust Banks, Inc. Banking and trust products and services, including investment management products and services, are provided by SunTrust Bank and SunTrust Delaware Trust Company. Securities and insurance (including annuities) are offered by STIS, a SEC registered broker-dealer, member FINRA, SIPC, and a licensed insurance agency. Investment advisory services are offered by STAS, a SEC registered investment adviser.

2.	As previously discussed via telephone, SunTrust Bank incurred legal fees associated with the payment resolution of these loans and requires those legal fees to be paid by you. An invoice provided by Moore & Van Allen, PLLC, for those legal fees is enclosed. Please remit payment directly to Moore & Van Allen, PLLC, by wire transfer. Their wire instructions are included with the enclosed invoice.

3.	Upon verification of receipt of funds to satisfy both the loan payoffs to SunTrust Bank and the legal fees payable to Moore & Van Allen, PLLC, SunTrust Bank will release the collateral hold on your Liberty Tax, Inc. (TAX) shares.

4.	If you have any questions, please feel free to contact me at 757-624-5451.

Kind regards,

/s/ Earl Mclain
Earl Mclain, CFP®, ChFC®, CLU®
Senior Vice President
SunTrust Bank

Copy to: Ellen McDowell

Enclosure (1)

July 16, 2018 SunTrust Bank 731 Cool Springs Blvd. Franklin, TN 37067 Attention: Mr. Samuel Ballesteros	Moore & Van Allen PLLC Attorneys at Law Suite 4700 100 North Tryon Street Charlotte, NC 28202-4003 T 704 331 1000 F 704 331 1159 www.mvalaw.com

Re:	John T. Hewitt

Our File No.: 410643.000271

BILLING SUMMARY:

Moore & Van Allen fees incurred through June 30, 2018	$2,819.20

Various conferences with client regarding status of credit. Work on review of loan agreements for revolving loan and term loan along with other loan documents for credit facilities. Analysis regarding verification of collateral interests.

TOTAL AMOUNT OF THIS INVOICE	$2,819.20

Moore & Van Allen PLLC

Wiring Instructions

Account Name: Moore & Van Allen PLLC - Operating Account Bank:

Bank of America, Charlotte, NC

Account #: 000001588755

ABA #: 026009593

Contact Attorney:	Trey Rayburn
Client/Matter #	410643.000271

Exhibit 3

AMENDED AND RESTATED STOCK PURCHASE AGREEMENT

This Amended and Restated Stock Purchase Agreement (this “Agreement”) is entered into as of July 30, 2018 by and between Vintage Tributum LP, a Delaware limited partnership (the “Purchaser”), and Datatax Business Services Limited (“Datatax”), 714718 Alberta, Ltd. (“Alberta”) and Steven Ibbotson (“Ibbotson”) (Datatax, Alberta and Ibbotson, the “Sellers”). The Purchaser and the Sellers are referred to, each as a “Party,” and collectively as the “Parties.”

Recitals

A.	Datatax is the direct registered holder of 3,000,000 shares of Class A Common Stock of Liberty Tax, Inc., a Delaware corporation with common stock trading on the NASDAQ Global Market under the ticker symbol “TAX” (the “Company” and, such shares, the “Datatax Shares”). Alberta is the direct registered holder of 8,400 shares of Class A Common Stock of the Company (the “Alberta Shares”). Ibbotson is the direct registered holder of 95,137 shares of Class A Common Stock of the Company (the “Ibbotson Shares” and together with the Datatax Shares and the Alberta Shares, the “Common Shares”). The Common Shares constitute all of the outstanding equity interests owned by the Sellers in the Company. All of the Datatax Shares are subject to a securities pledge agreement in favor of Bank of Montreal (the “Pledged Shares” and, such agreement, the “Pledge Agreement”).

B.	Datatax now desires and voluntarily agrees to sell all 3,000,000 of its Common Shares to the Purchaser, Alberta desires to sell all 8,400 of its Common Shares to the Purchaser and Ibbotson desires to sell all 95,137 of his Common Shares to the Purchaser, and the Purchaser desires to purchase the 3,000,000 Common Shares offered by Datatax, the 8,400 Common Shares offered by Alberta and the 95,137 Common Shares offered by Ibbotson from the Sellers, pursuant to the terms hereof.

Agreement

For good and valuable consideration, the receipt and sufficiency of which are acknowledged by the Parties, the Parties agree as follows (references to Sections shall refer to sections of this Agreement, unless otherwise specified):

1.      Share Purchase; Purchase Price.

(a) Subject to the terms set forth herein, Sellers shall sell, deliver, and transfer the Common Shares to the Purchaser as promptly as practicable following the date hereof (such time, the “Effective Date”).

(b) The purchase price for the Common Shares shall be $8.54 per share for an aggregate purchase price of $26,504,205.98 (the “Purchase Price”). Of the Purchase Price, $25,691,736 shall be paid to Bank of Montreal to satisfy certain obligations of Datatax secured by the Pledged Shares and $812,469.98 shall be paid to Ibbotson. Notwithstanding anything to the contrary in this Agreement, it is understood that Sellers will receive and are entitled to retain the dividend payments of $0.16 per share that the Company will pay on August 10, 2018.

(c) On the Effective Date, Purchaser will deliver to Bank of Montreal and Ibbotson, in consideration of the Common Shares, the Purchase Price by wire transfer of immediately available funds, to the account(s) designated by Sellers.

(d) On the Effective Date, Sellers shall transfer the Common Shares to the Purchaser by (i) irrevocably requesting that the Company irrevocably instruct its transfer agent to record such transfer immediately and issue and deliver in book-entry form the Common Shares in the name of the Purchaser and (ii) directing Bank of Montreal to take all actions necessary to remove its liens on the Pledged Shares and deliver the Pledged Shares to Purchaser. Sellers shall deliver to the Purchaser, either directly through the Company or indirectly through its transfer agent, a certified copy of an account statement demonstrating the transfer of the Common Shares to the Purchaser on the Company’s stock ledger in book-entry form (the “Evidence of Stock Ownership”). Purchaser shall be deemed the owner of all the Common Shares from and after the Effective Date and shall be entitled to all rights in respect thereof.

2.      The Sellers’ Representations and Warranties. Assuming the accuracy of the representations, warranties and agreements of the Purchaser contained in this Agreement, each Seller represents and warrants to the Purchaser, jointly and severally, as of the Effective Date, as follows:

(a) Right, Title, and Interest. Except as provided in the Pledge Agreement, the Sellers are the lawful owners of the Common Shares, have good and marketable title to the Common Shares, and have all right, title, and interest in and to the Common Shares. The Sellers have full right and authority to deliver the Common Shares on the Effective Date in connection with this Agreement. Except as provided in the Pledge Agreement, the Common Shares are, and upon satisfaction of Datatax’s obligations pursuant to the Pledge Agreement as contemplated in Section 1 hereof, the Common Shares will be, free and clear of all liens, encumbrances, equities, security interests, rights of first refusal and any other claims whatsoever. Except as set forth in the Company’s Certificate of Incorporation, the Common Shares are not subject to any agreement, understandings, trusts, or other collaborative arrangements or understandings with any other party, including any special rights, preferences or privileges or additional obligations related to voting of the Common Shares or otherwise. No person or entity has any right (including, without limitation, any right of first refusal) to prevent the Sellers from transferring the Common Shares as contemplated by this Agreement, and, except as may be required under the Pledge Agreement and applicable federal or state securities laws and any rules or regulations promulgated thereunder or the rules of any securities exchange (collectively, “Securities Laws”), no person or entity has any right to receive notice of the transfer of the Common Shares as contemplated by this Agreement. The Sellers’ delivery of the Common Shares in accordance with the terms of this Agreement will pass full and valid title to the Common Shares free and clear of any security interests, claims, liens, rights of first refusal and any other encumbrance whatsoever. The Sellers are not aware of any basis for any disputes or challenges regarding the Sellers’ ownership of the Common Shares or regarding the Sellers’ sale of the Common Shares to the Purchaser, and no such disputes or challenges are pending or alleged.

(b) Authority. The Sellers have full legal capacity to execute, deliver and perform this Agreement to which it is a party and to consummate the transactions contemplated hereby. The Sellers have sole dispositive and voting authority over the Common Shares, and have all requisite legal authority to execute and deliver this Agreement, to sell and deliver the Common Shares, and to carry out and perform all of Sellers’ obligations under this Agreement. This Agreement has been duly executed and delivered by the Sellers, constitutes the Sellers’ valid and binding obligation, and is enforceable in accordance with its terms. The Sellers have the capacity to act on the Sellers’ own behalf and on behalf of all who might claim through the Sellers to bind them to the terms and conditions of this Agreement. The Sellers have never filed any petition under applicable bankruptcy laws, no such petition has ever been filed involuntarily against the Sellers, no custodian or receiver has ever been appointed with respect to the Sellers’ assets, and the Sellers are not now insolvent (before giving effect to the sale of the Common Shares).

(c) The execution and delivery by the Sellers of this Agreement, consummation of the transactions contemplated hereby that are required to be performed by the Sellers and compliance with the terms of this Agreement to which the Sellers are a party will not (a) conflict with or violate any provision of the certificate of incorporation, bylaws or similar organizational documents of the Sellers, (b) result in any violation of or default, give rise to a right of termination, cause the forfeiture of any right, or require any notice or consent (other than as provided in the Pledge Agreement), under any provision of any material contract to which any Seller is a party or by which any Seller or its properties is bound or affected, (c) conflict with or violate in any material respect any law applicable to the Sellers or by which any of their respective properties is bound or affected, or (d) result in the creation of, or require the creation of, any lien upon any shares of capital stock or any property of any Seller.

(d) Value of Common Shares. The Sellers acknowledge that, in the future and depending on the success of the Company’s business, the market value of the Common Shares could become worth substantially more than the price at which the Purchaser is purchasing the Common Shares from the Sellers and is securing the Sellers’ other agreements as set forth in this Agreement. THE SELLERS ACKNOWLEDGE THAT, BY SELLING THE COMMON SHARES TO THE PURCHASER PURSUANT TO THIS AGREEMENT, THE SELLERS WILL NOT BENEFIT FROM ANY FUTURE APPRECIATION IN THE MARKET VALUE OF THE COMMON SHARES.

(e) Adequacy of Payment. THE SELLERS AGREE THAT THE AMOUNT OF THE PAYMENT IS FAIR AND EQUITABLE TO THE SELLERS. THE SELLERS ACKNOWLEDGE THAT ARM’S-LENGTH NEGOTIATIONS BETWEEN THE PURCHASER AND THE SELLERS RESULTED IN THE SELLERS AGREEING TO THE SUFFICIENCY OF THE PAYMENT AND TO PERFORM THE SELLERS’ OTHER OBLIGATIONS SET FORTH IN THIS AGREEMENT IN EXCHANGE FOR THE PURCHASER’S PURCHASE OF THE COMMON SHARES.

(f) Consents. Except for filings required under the Securities Exchange Act of 1934 or other applicable Securities Laws, no consent, approval, order, or authorization of, and no registration, qualification, designation, declaration, or filing or notice of or with any governmental authority, regulatory agency, stock exchange or third-party (“Consent”) is required in connection with the Sellers’ sale of the Common Shares to the Purchaser or with the consummation of the transactions contemplated by this Agreement, except for such Consents as have already been made, delivered or obtained.

(g) No Legal, Tax, or Investment Advice. The Sellers have had an opportunity to review the federal, state, local, and foreign tax consequences of the Sellers’ sale of the Common Shares to the Purchaser. The Sellers understands that nothing in this Agreement or in any other materials presented to the Sellers in connection with the Purchaser’s purchase of the Common Shares or the Sellers’ other agreements under this Agreement constitutes legal, tax, or investment advice. The Sellers have consulted such legal, tax, and investment advisors as the Sellers, in the Sellers’ sole discretion, have deemed necessary or appropriate in connection with the sale of the Common Shares under this Agreement. THE SELLERS ACKNOWLEDGE THAT THE SELLERS WILL BE RESPONSIBLE FOR THE SELLERS’ OWN TAX LIABILITY THAT MAY ARISE AS A RESULT OF THE SELLERS’ SALE OF THE COMMON SHARES TO THE PURCHASER OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

(h) No Other Representations or Warranties. Except as expressly set forth in Section 2 of this Agreement, none of Sellers, the Company or any other person has made or makes any other express or implied representation or warranty, written or oral, on behalf of Sellers or the Company, including without limitation any representation or warranty as to the future revenue, profitability or success of the Company.

3.      The Purchaser’s Representations and Warranties. The Purchaser represents and warrants to the Sellers, as of the Effective Date, as follows:

(a) The Purchaser has the full right, power, and authority to enter into and perform this Agreement and has, or has access to, capital in an amount that is sufficient to pay the Purchase Price as required by and in accordance with this Agreement.

(b) The Purchaser has not entered into and is not bound by any contract or arrangement of any kind that conflicts with the terms of this Agreement or that might in any way limit, restrict, or impair the transfer of the Common Shares under this Agreement.

(c) The Purchaser acknowledges that, the value of the shares on the date of purchase and in the future may be worth substantially less than the Purchase Consideration.

(d) The Purchaser is (i) an “accredited investor” within the meaning of Rule 501(a)(3) under the United States Securities Act of 1933, as amended (the “Act”), and (ii) a sophisticated and financially capable investor with extensive knowledge and experience in investing in private equity transactions, which enables the Purchaser to properly evaluate the risks and merits of the transactions contemplated by this Agreement, including the purchase by Purchaser of the Common Shares for the Purchase Price (collectively, the “Transaction”), and the Purchaser is entering into the Transaction with a full understanding of all of the terms, conditions and risks and willingly assumes those terms, conditions and risks for an indefinite period of time. The Purchaser has determined, based on its own independent review and such professional advice as it deems appropriate, that the Transaction is consistent with its financial needs, objectives and condition.

(e) The Purchaser acknowledges and agrees (i) that the Sellers or their affiliates may possess material nonpublic information regarding the Company and its condition (financial and otherwise), results of operations, businesses, properties, management, plans and prospects that may impact the value of the Common Shares (the “Company Information”), (ii) the Sellers shall not share and shall have no obligation to share any Company Information with the Purchaser, (iii) the Purchaser is not relying and is specifically disclaiming any reliance on any Company Information in agreeing to this Transaction, and (iv) the Sellers and their affiliates shall have no liability or obligation to the Purchaser or any other person, and the Purchaser hereby waives and releases the Sellers and their affiliates from any claims that they might have against the Sellers or their affiliates, whether under applicable Securities Laws or otherwise, with respect to the nondisclosure of the Company Information.

(f) The Purchaser is acquiring the Common Shares for its own account and not with a view to their distribution within the meaning of Section 2(11) of the Act, in any manner that would be in violation of the Act. The Purchaser has not, directly or indirectly, offered any Common Shares to anyone or solicited any offer to buy any Common Shares from anyone, so as to bring the offer and sale of any Common Shares within the registration requirements of the Act. The Purchaser will not sell, convey, transfer or offer for sale any of the Common Shares it acquires except upon compliance with the Act and any applicable state securities or “blue sky” laws or pursuant to any exemption therefrom. The Purchaser understands that certain of the Common Shares may not be sold or otherwise disposed of unless such sale or disposition is registered under the Act and applicable state securities laws or such sale or other disposition is exempt from registration thereunder and that such Common Shares will bear a legend to such effect. The Purchaser has received and carefully reviewed the Company’s Annual Report of the Issuer on Form 10-K for the fiscal year ended April 30, 2017 and all subsequent public filings of the Company with the Securities and Exchange Commission, other publicly available information regarding the Company, and such other information that it and its advisers deem necessary to make its decision to enter into the Transaction.

(g) The Purchaser has made its own decision to consummate the Transaction based on its own independent review and consultations with such investment, legal, tax, accounting and other advisers as it deemed necessary. The Purchaser has made its own decision concerning the Transaction without reliance on any representation or warranty of, or advice from, the Sellers (except those explicitly set forth in Sections 2 and 6 hereof).

(h) The Sellers are relying on a “Section 4(1½)” exemption of the Act in connection with the sale and purchase of certain of the Common Shares, and, upon transfer to the Purchaser, such Common Shares will continue to contain certain restrictive legends substantially similar to those set forth on the Common Certificates.

(i) Purchaser hereby acknowledges responsibility for any reporting and filing obligations under Section 13 and 16 of the Securities Exchange Act of 1934 that it is required to make in connection with the purchase of the Common Shares.

(j) The Purchaser is duly incorporated or organized, validly existing and in good standing under the laws of its jurisdiction of organization. The Purchaser has full power and authority or legal capacity, as applicable, to execute, deliver and perform this Agreement to which it is a party and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the performance by Purchaser of the transactions contemplated hereby that are required to be performed by Purchaser have been duly authorized by the partners of Purchaser in accordance with applicable law and the certificate of limited partnership and partnership agreement or other similar organizational documents of the Purchaser, and no other proceedings on the part of the Purchaser are necessary to authorize the execution, delivery and performance of this Agreement. The Purchaser has all requisite legal authority to execute and deliver this Agreement, to purchase the Common Shares, and to carry out and perform all of Purchaser’s obligations under this Agreement. This Agreement has been duly executed and delivered by the Purchaser, constitutes the Purchaser’s valid and binding obligation, and is enforceable in accordance with its terms. The Purchaser has the capacity to act on the Purchaser’s own behalf and on behalf of all who might claim through the Purchaser to bind them to the terms and conditions of this Agreement. The Purchaser has never filed any petition under applicable bankruptcy laws, no such petition has ever been filed involuntarily against the Purchaser, no custodian or receiver has ever been appointed with respect to the Purchaser’s assets, and the Purchaser is not now insolvent (before giving effect to the sale of the Common Shares).

(k) The Purchaser acknowledges that (i) the Sellers are relying on the Purchaser’s representations, warranties, acknowledgments and agreements in this Agreement as a condition to proceeding with the Transaction; and (ii) without such representations, warranties, and agreements, the Sellers would not enter into this Agreement or engage in the Transaction.

4.       Company Not Party. The Purchaser and the Sellers both acknowledge and agree that the Company is not a party to or bound by the terms of this Agreement in any manner and has made no representations or warranties to either the Purchaser or the Sellers or otherwise incurred any obligations in respect of the transactions contemplated by this Agreement. Nothing in this Section 4 shall be construed as imposing any limit, or having any effect, upon the rights of the Purchaser or the Sellers to assert any claims against the Company arising out of the Company’s public statements or filings with the Securities and Exchange Commission or any other Exchange on which the Company’s Common Stock is traded.

5.       Cooperation. The Parties will use commercially reasonable efforts to implement and consummate the transactions contemplated by this Agreement. The Parties agree to execute and deliver any further documents or instruments reasonably necessary or desirable to carry out the purposes and intent of this Agreement.

6.       Costs. The Parties will each bear their own costs, expert fees, attorneys’ fees, and other fees and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement.

7.       Irrevocable Waiver of Right to Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING (WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY EXPRESSLY ACKNOWLEDGES THAT THE WAIVERS IN THIS SECTION 7 ARE INTENDED TO BE IRREVOCABLE UNDER THE LAWS OF THE STATE OF DELAWARE AND OF THE UNITED STATES OF AMERICA.

8.       No Representations. Neither Party has relied upon any representations or statements made by the other Party that are not specifically set forth in this Agreement.

9.       Governing Law. This Agreement will be governed by and construed in accordance with the laws of the State of Delaware, without regard to principles of conflicts of laws that would result in the application of any law other than the law of the State of Delaware. If either Party shall commence any action, claim, suit, inquiry, notice of violation, proceeding or investigation (collectively, an “Action”), then the prevailing party in such Action shall be reimbursed by the other Party for any and all related costs, charges and expenses, including reasonable attorney’s fees. A Party that successfully moves to dismiss an Action is, without limitation, a prevailing Party. This Section 9 shall survive the expiration or early termination of this Agreement.

10.       Jurisdiction. The Parties agree that any Action seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby (whether brought by any party or any of such Party’s affiliates or against any party or any of such Party’s affiliates) shall be brought exclusively in any federal or state court in the State of Delaware, and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such Action and irrevocably waives, to the fullest extent permitted by law, any objection that such party may now or hereafter have to the laying of the venue of any such Action in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such Action may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such Party as provided hereunder shall be deemed effective service of process on such Party. This Section 10 shall survive the expiration or early termination of this Agreement.

11.       Entire Agreement. This Agreement constitutes the full and entire understanding between the Parties with regard to the Common Shares. With respect to the Common Shares, neither Party will be liable or bound to the other Party in any manner by any representations, warranties, or covenants except as specifically set forth in this Agreement.

12.       Waivers and Amendments. Either Party’s failure to enforce, or delay in enforcing, any provision of this Agreement will not be construed as a waiver of such provision and will not prevent that Party from subsequently enforcing each and every other provision of this Agreement. The rights granted to the Parties are cumulative and will not constitute a waiver of either Party’s right to assert all other legal and equitable remedies available to that Party. This Agreement may be amended only in writing and only if signed by the Purchaser and the Sellers.

13.       Notices. Any notice required or permitted under this Agreement will be given in writing or by electronic mail and will be deemed effectively given (a) upon personal delivery or (b) upon the date of delivery by electronic mail (with proof of delivery) or (c) five (5) Business Days after being mailed by registered or certified mail (postage prepaid, return receipt requested), addressed to the appropriate Party at the electronic mail address or address provided on the signature page of this Agreement or at such other electronic mail address or such other address as such Party may designate by ten days’ advance written notice to the other Party.

14.       Counterparts. This Agreement may be executed in any number of counterparts, each of which will be enforceable against the Parties actually executing such counterparts and all of which together will constitute one instrument.

15.       Section Headings. The section headings, titles, and subtitles contained in this Agreement are for convenience only and are not to be relied upon in construing the terms of this Agreement.

16.       Severability. If any provision of this Agreement, or the application of any such provision, becomes or is declared by a court of competent jurisdiction to be illegal, void, or unenforceable, then the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the Parties as expressed in this Agreement. The Parties further agree to replace any such illegal, void, or unenforceable provision with a legal, valid, and enforceable substitute provision that will achieve, to the greatest extent possible, the economic, business, and other purposes of the illegal, void, or unenforceable provision.

17.       Successors and Assigns. This Agreement and Purchaser’s rights, duties, benefits, and obligations under this Agreement may be assigned, in whole or in part, and will inure to the benefit of, and be enforceable by, the Purchaser’s successors and assigns. This Agreement and the Sellers’ rights, duties, benefits, and obligations under this Agreement will inure to the benefit of, and be enforceable by the Sellers’ successors and assigns.

18.       Termination of this Agreement. Nothing herein shall relieve a defaulting or breaching party from any liability or damages arising out of its breach of any provision of this Agreement.

*       *       *

The Parties have executed this Amended and Restated Stock Purchase Agreement as of the date listed above.

PURCHASER:

VINTAGE TRIBUTUM LP
a Delaware limited partnership

By: its general partner
VINTAGE CAPITAL MANAGEMENT, LLC

By:	/s/ Brian R. Kahn

Name:	Brian R. Kahn

Title:	Manager

Address:
4705 S. Apopka Vineland Road, Suite 206
Orlando, Florida 32819

[Signature Page to Amended and Restated Stock Purchase Agreement]

SELLERS:

DATATAX BUSINESS SERVICES LIMITED

By:	/s/ Steven Ibbotson

Name :	Steven Ibbotson

Title:	President
Address:
150 3015 5th Ave N.E. Calgary AB
T2A 6T8

714718 ALBERTA, LTD.

By:	/s/ Steven Ibbotson

Name :	Steven Ibbotson

Title:	President
Address:
150 3015 5th Ave N.E. Calgary AB
T2A 6T8

Steven Ibbotson

/s/ Steven Ibbotson
Address:
203 Eagle Pt, Canmore
AB TIW 3E6

Exhibit 4

ASSIGNMENT AGREEMENT

This Assignment Agreement (the “Agreement”) is made and entered into as of July 31, 2018, by and between Vintage Tributum LP, a Delaware limited partnership (the “Assignor”), and B. Riley Financial, Inc. (“Assignee”). Assignor and Assignee are each referred to as a “Party” and collectively as the “Parties.”

RECITALS

A.           Assignor is a party to both the Amended and Restated Stock Purchase Agreement dated as of July 30, 2018, by and among Assignor, John T. Hewitt, and the John T. Hewitt IRA held in the custody of Merrill Lynch Wealth Management (the “Hewitt SPA”), and the Amended and Restated Stock Purchase Agreement dated as of July 30, 2018, by and among Assignor, Datatax Business Services Limited, 714718 Alberta, Ltd., and Steven Ibbotson (collectively, the “Purchase Agreements”).

B.           Under the Purchase Agreements, Assignor has agreed to purchase certain shares of the capital stock of Liberty Tax, Inc., a Delaware corporation (the “Company”).

C.           Assignor desires to transfer to Assignee its right to purchase certain shares of the capital stock of the Company under the Purchase Agreements as described in this Agreement.

AGREEMENT

The Parties agree as follows:

1.            Assignment and Transfer of Purchase Right.

(a)          Subject to the terms and conditions of this Agreement, Assignor assigns and transfers to Assignee, and Assignee accepts, the right to purchase the number and type of shares of the capital stock of the Company under the Purchase Agreements listed opposite Assignee’s name as set forth in Exhibit A (the “Assigned Shares”).

(b)          Assignee agrees to assume the obligation of Assignor under the Purchase Agreements to pay the portion of the Purchase Price (as defined in the Purchase Agreements) that is applicable to the Assigned Shares.

(c)          Solely with respect to the Assigned Shares, Assignor assigns to Assignee all of its rights under the Purchase Agreements.

(d)          Assignor represents and warrants to Assignee that (i) Assignor is the sole legal and beneficial owner, free and clear of any lien, security interest, charge or encumbrance, of the right to purchase the Assigned Shares; (ii) Assignor has not assigned the right to purchase the Assigned Shares to any other persons or entities; and (iii) the Assigned Shares are not subject to any voting or similar agreement, except any voting agreements entered into between Assignor, Assignee, B. Riley Financial, Inc. or any of its affiliates, or John T. Hewitt and any of his affiliates.

2.            Miscellaneous.

(a)          Cooperation. The Parties will use commercially reasonable efforts to implement and consummate the transactions contemplated by this Agreement. The Parties agree to execute and deliver any further documents or instruments reasonably necessary or desirable to carry out the purposes and intent of this Agreement.

(b)          Costs. The Parties will each bear their own costs, expert fees, attorneys’ fees, and other fees and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement.

(c)          Irrevocable Waiver of Right to Jury Trial. EACH OF THE PARTIES IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING (WHETHER IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY EXPRESSLY ACKNOWLEDGES THAT THE WAIVERS IN THIS SECTION 2(C) ARE INTENDED TO BE IRREVOCABLE UNDER THE LAWS OF THE STATE OF DELAWARE AND OF THE UNITED STATES OF AMERICA.

(d)          No Representations. Neither Party has relied upon any representations or statements made by the other Party that are not specifically set forth in this Agreement.

(e)          Governing Law. This Agreement will be governed by and construed in accordance with the laws of the State of Delaware, without regard to principles of conflicts of laws that would result in the application of any law other than the law of the State of Delaware. This Section 2(e) shall survive the expiration or early termination of this Agreement.

(f)          Jurisdiction. The Parties agree that any legal proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby (whether brought by any Party or any of such Party’s affiliates or against any Party or any of such Party’s affiliates) shall be brought exclusively in any federal or state court in the State of Delaware, and each of the Parties irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such legal proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that such Party may now or hereafter have to the laying of the venue of any such legal proceeding in any such court or that any such proceeding brought in any such court has been brought in an inconvenient forum. Process in any such legal proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each Party agrees that service of process on such Party as provided hereunder shall be deemed effective service of process on such Party. This Section 2(f) shall survive the expiration or early termination of this Agreement.

(g)          Entire Agreement. This Agreement constitutes the full and entire understanding between the Parties with regard to Assignor’s assignment and transfer of the right to purchase the Assigned Shares to Assignee.

(h)          Waivers and Amendments. Either Party’s failure to enforce, or delay in enforcing, any provision of this Agreement will not be construed as a waiver of such provision and will not prevent that Party from subsequently enforcing each and every other provision of this Agreement. The rights granted to the Parties are cumulative and will not constitute a waiver of either Party’s right to assert all other legal and equitable remedies available to that Party. This Agreement may be amended only in writing and only if signed by all the Parties.

(i)          Notices. Any notice required or permitted under this Agreement will be given in writing or by electronic mail and will be deemed effectively given (a) upon personal delivery or (b) upon the date of delivery by electronic mail (with proof of delivery) or (c) five (5) Business Days after being mailed by registered or certified mail (postage prepaid, return receipt requested), addressed to the appropriate Party at the electronic mail address or address provided on the signature page of this Agreement or at such other electronic mail address or such other address as such Party may designate by ten days’ advance written notice to the other Party.

(j)          Counterparts. This Agreement may be executed in any number of counterparts, each of which will be enforceable against the Parties actually executing such counterparts and all of which together will constitute one instrument.

(k)          Section Headings. The section headings, titles and subtitles contained in this Agreement are for convenience only and are not to be relied upon in construing the terms of this Agreement.

(l)          Severability. If any provision of this Agreement, or the application of any such provision, becomes or is declared by a court of competent jurisdiction to be illegal, void, or unenforceable, then the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the Parties as expressed in this Agreement. The Parties further agree to replace any such illegal, void, or unenforceable provision with a legal, valid, and enforceable substitute provision that will achieve, to the greatest extent possible, the economic, business, and other purposes of the illegal, void, or unenforceable provision.

(m)          Successors and Assigns. The Parties’ rights, duties, benefits, and obligations under this Agreement may be assigned, in whole or in part, and will inure to the benefit of, and be enforceable by, the Parties’ respective successors and assigns.

(n)          Termination of this Agreement. Nothing herein shall relieve a defaulting or breaching Party from any liability or damages arising out of its breach of any provision of this Agreement.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have executed this Assignment Agreement as of the day and year first above written.

ASSIGNOR:

VINTAGE TRIBUTUM LP

By: its general partner
VINTAGE CAPITAL MANAGEMENT, LLC

By:	/s/ Brian R. Kahn

Name:	Brian R. Kahn

Title:	Manager

Address:
4705 S. Apopka Vineland Road, Suite 206
Orlando, Florida 32819

[Signature Page to Assignment Agreement]

ASSIGNEE:

B. Riley Financial, Inc.

By:	/s/ Bryant R. Riley

Name:	Bryant R. Riley

Title:	Chairman, Co-CEO

Address:
21255 Burbank Blvd. Suite 400
Woodland Hills, CA 91367

[Signature Page to Assignment Agreement]

EXHIBIT A

		Assigned Shares	Assigned Shares	Price Per	Purchase
Seller	Payee	Type	Purchased	Share	Price
John T. Hewitt	John T. Hewitt;	Class A Common	797,556.44 shares	$8.54	$6,811,132
	SunTrust Bank[1]	Stock
John T.
Hewitt; John
T. Hewitt IRA
(held in the	John T. Hewitt	Class A Common	152,521 shares	$8.54	$1,302,529.34
custody of		Stock
Merrill Lynch
Wealth
Management)[2]
Datatax
Business	Datatax Business	Class A Common	1,055,276 shares	$8.54	$9,012,057.04
Services	Services Limited	Stock
Limited

1 Per the Hewitt SPA, $5,089,073.85 of this purchase price is to be wired to SunTrust Bank to pay off a promissory note secured by Class A Common Stock owned by John T. Hewitt. The remainder of this purchase price will be paid to John T. Hewitt.

2 Per the Hewitt SPA, these 152,521 shares of Class A Common stock owned by the John T. Hewitt IRA (held in the custody of Merrill Lynch Wealth Management) (“Hewitt IRA”) will be transferred from the Hewitt IRA to be held directly in John T. Hewitt’s name. As a result, the purchase price for these shares will be paid directly to John T. Hewitt.

Exhibit 5

ASSIGNMENT AGREEMENT

This Assignment Agreement (the “Agreement”) is made and entered into as of July 31, 2018, by and between Vintage Tributum LP, a Delaware limited partnership (the “Assignor ”), and BRC Partners Opportunity Fund, L.P. (“Assignee”). Assignor and Assignee are each referred to as a “Party” and collectively as the “Parties.”

RECITALS

A.       Assignor is a party to the Amended and Restated Stock Purchase Agreement dated as of July 30, 2018, by and among Assignor, Datatax Business Services Limited, 714718 Alberta, Ltd., and Steven Ibbotson (the “Purchase Agreement”).

B.       Under the Purchase Agreement, Assignor has agreed to purchase certain shares of the capital stock of Liberty Tax, Inc., a Delaware corporation (the “Company”).

C.       Assignor desires to transfer to Assignee its right to purchase certain shares of the capital stock of the Company under the Purchase Agreement as described in this Agreement.

AGREEMENT

The Parties agree as follows:

1.       Assignment and Transfer of Purchase Right.

(a) Subject to the terms and conditions of this Agreement, Assignor assigns and transfers to Assignee, and Assignee accepts, the right to purchase the number and type of shares of the capital stock of the Company under the Purchase Agreement listed opposite Assignee’s name as set forth in Exhibit A (the “Assigned Shares”).

(b) Assignee agrees to assume the obligation of Assignor under the Purchase Agreement to pay the portion of the Purchase Price (as defined in the Purchase Agreement) that is applicable to the Assigned Shares.

(c) Solely with respect to the Assigned Shares, Assignor assigns to Assignee all of its rights under the Purchase Agreement.

(d) Assignor represents and warrants to Assignee that (i) Assignor is the sole legal and beneficial owner, free and clear of any lien, security interest, charge or encumbrance, of the right to purchase the Assigned Shares; (ii) Assignor has not assigned the right to purchase the Assigned Shares to any other persons or entities; and (iii) the Assigned Shares are not subject to any voting or similar agreement, except any voting agreements entered into between Assignor, Assignee or B. Riley Financial, Inc. or any of its affiliates.

2.       Miscellaneous.

(a) Cooperation. The Parties will use commercially reasonable efforts to implement and consummate the transactions contemplated by this Agreement. The Parties agree to execute and deliver any further documents or instruments reasonably necessary or desirable to carry out the purposes and intent of this Agreement.

(b) Costs. The Parties will each bear their own costs, expert fees, attorneys’ fees, and other fees and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement.

(c) Irrevocable Waiver of Right to Jury Trial. EACH OF THE PARTIES IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING (WHETHER IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY EXPRESSLY ACKNOWLEDGES THAT THE WAIVERS IN THIS SECTION 2(C) ARE INTENDED TO BE IRREVOCABLE UNDER THE LAWS OF THE STATE OF DELAWARE AND OF THE UNITED STATES OF AMERICA.

(d) No Representations. Neither Party has relied upon any representations or statements made by the other Party that are not specifically set forth in this Agreement.

(e) Governing Law. This Agreement will be governed by and construed in accordance with the laws of the State of Delaware, without regard to principles of conflicts of laws that would result in the application of any law other than the law of the State of Delaware. This Section 2(e) shall survive the expiration or early termination of this Agreement.

(f) Jurisdiction. The Parties agree that any legal proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby (whether brought by any Party or any of such Party’s affiliates or against any Party or any of such Party’s affiliates) shall be brought exclusively in any federal or state court in the State of Delaware, and each of the Parties irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such legal proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that such Party may now or hereafter have to the laying of the venue of any such legal proceeding in any such court or that any such proceeding brought in any such court has been brought in an inconvenient forum. Process in any such legal proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each Party agrees that service of process on such Party as provided hereunder shall be deemed effective service of process on such Party. This Section 2(f) shall survive the expiration or early termination of this Agreement.

(g) Entire Agreement. This Agreement constitutes the full and entire understanding between the Parties with regard to Assignor’s assignment and transfer of the right to purchase the Assigned Shares to Assignee.

(h) Waivers and Amendments. Either Party’s failure to enforce, or delay in enforcing, any provision of this Agreement will not be construed as a waiver of such provision and will not prevent that Party from subsequently enforcing each and every other provision of this Agreement. The rights granted to the Parties are cumulative and will not constitute a waiver of either Party’s right to assert all other legal and equitable remedies available to that Party. This Agreement may be amended only in writing and only if signed by all the Parties.

(i) Notices. Any notice required or permitted under this Agreement will be given in writing or by electronic mail and will be deemed effectively given (a) upon personal delivery or (b) upon the date of delivery by electronic mail (with proof of delivery) or (c) five (5) Business Days after being mailed by registered or certified mail (postage prepaid, return receipt requested), addressed to the appropriate Party at the electronic mail address or address provided on the signature page of this Agreement or at such other electronic mail address or such other address as such Party may designate by ten days’ advance written notice to the other Party.

(j) Counterparts .. This Agreement may be executed in any number of counterparts, each of which will be enforceable against the Parties actually executing such counterparts and all of which together will constitute one instrument.

(k) Section Headings. The section headings, titles and subtitles contained in this Agreement are for convenience only and are not to be relied upon in construing the terms of this Agreement.

(l) Severability. If any provision of this Agreement, or the application of any such provision, becomes or is declared by a court of competent jurisdiction to be illegal, void, or unenforceable, then the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the Parties as expressed in this Agreement. The Parties further agree to replace any such illegal, void, or unenforceable provision with a legal, valid, and enforceable substitute provision that will achieve, to the greatest extent possible, the economic, business, and other purposes of the illegal, void, or unenforceable provision.

(m) Successors and Assigns. The Parties’ rights, duties, benefits, and obligations under this Agreement may be assigned, in whole or in part, and will inure to the benefit of, and be enforceable by, the Parties’ respective successors and assigns.

(n) Termination of this Agreement. Nothing herein shall relieve a defaulting or breaching Party from any liability or damages arising out of its breach of any provision of this Agreement.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have executed this Assignment Agreement as of the day and year first above written.

ASSIGNOR:

VINTAGE TRIBUTUM LP

By: its general partner
VINTAGE CAPITAL MANAGEMENT, LLC

By:	/s/ Brian R. Kahn

Name:	Brian R. Kahn

Title:	Manager

Address:
4705 S. Apopka Vineland Road, Suite 206
Orlando, Florida 32819

[Signature Page to Assignment Agreement]

ASSIGNEE:

BRC PARTNERS OPPORTUNITY FUND, LP

By:	/s/ Bryant R. Riley

Name:	Bryant R. Riley

Title:	CEO, B. Riley Capital Management, LLC

Address:
11100 Santa Monica Blvd., Suite 800
Los Angeles, CA 90025

[Signature Page to Assignment Agreement]

EXHIBIT A

			Price Per	Purchase
Seller/Payee	Assigned Shares Type	Assigned Shares Purchased	Share	Price
Datatax Business Services Limited	Class A Common Stock	400,000 shares	$8.54	$3,416,000

Exhibit 6

ASSIGNMENT AGREEMENT

This Assignment Agreement (the “Agreement") is made and entered into as of July 31, 2018, by and between Vintage Tributum LP, a Delaware limited partnership (the “Assignor"), and Dialectic Antithesis Partners, LP (“Assignee”). Assignor and Assignee are each referred to as a “Party” and collectively as the “Parties.”

RECITALS

A.           Assignor is a party to the Amended and Restated Stock Purchase Agreement dated as of July 30, 2018, by and among Assignor, Datatax Business Services Limited, 714718 Alberta, Ltd., and Steven Ibbotson (the “Purchase Agreement”).

B.           Under the Purchase Agreement, Assignor has agreed to purchase certain shares of the capital stock of Liberty Tax, Inc., a Delaware corporation (the “Company”).

C.           Assignor desires to transfer to Assignee its right to purchase certain shares of the capital stock of the Company under the Purchase Agreement as described in this Agreement.

AGREEMENT

The Parties agree as follows:

1.            Assignment and Transfer of Purchase Right.

(a)          Subject to the terms and conditions of this Agreement, Assignor assigns and transfers to Assignee, and Assignee accepts, the right to purchase the number and type of shares of the capital stock of the Company under the Purchase Agreement listed opposite Assignee’s name as set forth in Exhibit A (the “Assigned Shares”).

(b)          Assignee agrees to assume the obligation of Assignor under the Purchase Agreement to pay the portion of the Purchase Price (as defined in the Purchase Agreement) that is applicable to the Assigned Shares.

(c)          Solely with respect to the Assigned Shares, Assignor assigns to Assignee all of its rights under the Purchase Agreement.

(d)          Assignor represents and warrants to Assignee that (i) Assignor is the sole legal and beneficial owner, free and clear of any lien, security interest, charge or encumbrance, of the right to purchase the Assigned Shares; (ii) Assignor has not assigned the right to purchase the Assigned Shares to any other persons or entities; and (iii) the Assigned Shares are not subject to any voting or similar agreement, except any voting agreements entered into between Assignor, Assignee or B. Riley Financial, Inc. or any of its affiliates.

2.            Miscellaneous.

(a)          Cooperation. The Parties will use commercially reasonable efforts to implement and consummate the transactions contemplated by this Agreement. The Parties agree to execute and deliver any further documents or instruments reasonably necessary or desirable to carry out the purposes and intent of this Agreement.

(b)          Costs. The Parties will each bear their own costs, expert fees, attorneys’ fees, and other fees and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement.

(c)          Irrevocable Waiver of Right to Jury Trial. EACH OF THE PARTIES IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING (WHETHER IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY EXPRESSLY ACKNOWLEDGES THAT THE WAIVERS IN THIS SECTION 2(C) ARE INTENDED TO BE IRREVOCABLE UNDER THE LAWS OF THE STATE OF DELAWARE AND OF THE UNITED STATES OF AMERICA.

(d)          No Representations. Neither Party has relied upon any representations or statements made by the other Party that are not specifically set forth in this Agreement.

(e)          Governing Law. This Agreement will be governed by and construed in accordance with the laws of the State of Delaware, without regard to principles of conflicts of laws that would result in the application of any law other than the law of the State of Delaware. This Section 2(e) shall survive the expiration or early termination of this Agreement.

(f)          Jurisdiction. The Parties agree that any legal proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby (whether brought by any Party or any of such Party’s affiliates or against any Party or any of such Party’s affiliates) shall be brought exclusively in any federal or state court in the State of Delaware, and each of the Parties irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such legal proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that such Party may now or hereafter have to the laying of the venue of any such legal proceeding in any such court or that any such proceeding brought in any such court has been brought in an inconvenient forum. Process in any such legal proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each Party agrees that service of process on such Party as provided hereunder shall be deemed effective service of process on such Party. This Section 2(f) shall survive the expiration or early termination of this Agreement.

(g)          Entire Agreement. This Agreement constitutes the full and entire understanding between the Parties with regard to Assignor’s assignment and transfer of the right to purchase the Assigned Shares to Assignee.

(h)          Waivers and Amendments. Either Party's failure to enforce, or delay in enforcing, any provision of this Agreement will not be construed as a waiver of such provision and will not prevent that Party from subsequently enforcing each and every other provision of this Agreement. The rights granted to the Parties are cumulative and will not constitute a waiver of either Party’s right to assert all other legal and equitable remedies available to that Party. This Agreement may be amended only in writing and only if signed by all the Parties.

(i)          Notices. Any notice required or permitted under this Agreement will be given in writing or by electronic mail and will be deemed effectively given (a) upon personal delivery or (b) upon the date of delivery by electronic mail (with proof of delivery) or (c) five (5) Business Days after being mailed by registered or certified mail (postage prepaid, return receipt requested), addressed to the appropriate Party at the electronic mail address or address provided on the signature page of this Agreement or at such other electronic mail address or such other address as such Party may designate by ten days’ advance written notice to the other Party.

(j)          Counterparts. This Agreement may be executed in any number of counterparts, each of which will be enforceable against the Parties actually executing such counterparts and all of which together will constitute one instrument.

(k)          Section Headings. The section headings, titles and subtitles contained in this Agreement are for convenience only and are not to be relied upon in construing the terms of this Agreement.

(l)          Severability. If any provision of this Agreement, or the application of any such provision, becomes or is declared by a court of competent jurisdiction to be illegal, void, or unenforceable, then the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the Parties as expressed in this Agreement. The Parties further agree to replace any such illegal, void, or unenforceable provision with a legal, valid, and enforceable substitute provision that will achieve, to the greatest extent possible, the economic, business, and other purposes of the illegal, void, or unenforceable provision.

(m)          Successors and Assigns. The Parties’ rights, duties, benefits, and obligations under this Agreement may be assigned, in whole or in part, and will inure to the benefit of, and be enforceable by, the Parties’ respective successors and assigns.

(n)          Termination of this Agreement. Nothing herein shall relieve a defaulting or breaching Party from any liability or damages arising out of its breach of any provision of this Agreement.

[Signature Pages Follow]

ASSIGNEE:

Dialectic Antithesis Partners, LP

By:	/s/ John Fichthorn

Name:	John Fichthorn

Title:	Managing Member

Address:
119 Rowyton Ave, 2nd Flr
Norwalk, CT 06853

[Signature Page to Assignment Agreement]

IN WITNESS WHEREOF, the parties hereto have executed this Assignment Agreement as of the day and year first above written.

ASSIGNOR:

VINTAGE TRIBUTUM LP

By: its general partner
VINTAGE CAPITAL MANAGEMENT, LLC

By:	/s/ Brian R. Kahn

Name:	Brian R. Kahn

Title:	Manager

Address:
4705 S. Apopka Vineland Road, Suite 206
Orlando, Florida 32819

[Signature Page to Assignment Agreement]

EXHIBIT A

Seller/Payee	Assigned Shares Type	Assigned Shares Purchased	Price Per Share	Purchase Price
Datatax Business Services Limited	Class A Common Stock	150,000 shares	$8.54	$1,281,000

Exhibit 7

VOTING AGREEMENT

THIS VOTING AGREEMENT (this “Agreement”) is made and entered into as of July 19, 2018, by and between Vintage Tributum LP, a Delaware limited partnership (“Purchaser”) and the undersigned equity holder (the “Stockholder”) of Liberty Tax, Inc. (the “Company”). Purchaser and the Stockholder are referred to together as the “Parties.”

RECITALS

A.       Purchaser (together with its designees), through one or more purchases of the capital stock of the Company, intends to make a substantial investment in the Company through the purchase of shares of capital stock of the Company from John Hewitt and Steve Ibbotson and related entities (the “Investment”).

B.       Stockholder is the Beneficial Owner (as defined below) of that number of shares of the Company’s capital stock as set forth on the signature page of this Agreement.

C.       In consideration of Purchaser’s agreement to undertake the Investment, the Stockholder, in such Stockholder’s capacity as such, has, at the request of Purchaser, agreed, subject to the terms and conditions set forth in this Agreement, to vote the Shares (as defined below).

AGREEMENT

The Parties therefore agree as follows:

1.       Certain Definitions. For all purposes of and under this Agreement, the following terms have the following meanings:

(a)       “Affiliate” has the meaning set forth in Rule 12b-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

(b)       “Beneficially Own,” “Beneficial Ownership” or “Beneficially Owned,” with respect to any securities, means having “beneficial ownership” of such securities as determined pursuant to Rule 13d-3 promulgated under the Exchange Act, including pursuant to any contract or agreement. A “Beneficial Owner” is a Person who Beneficially Owns securities.

(c)       “Expiration Date” means the earliest to occur of (i) three months after the consummation of the Investment; and (ii) the written agreement of the Parties to terminate this Agreement, or (iii) the election of the Nominees (as defined below) to the Board of Directors.

(d)       “Person” means any natural person, firm, corporation, partnership, company, limited liability company, trust, joint venture, association, governmental authority or other entity.

(e)       “Shares” means all (i) shares of capital stock of the Company that are Beneficially Owned by the Stockholder as of the date of this Agreement, and (ii) all additional shares of capital stock of the Company with respect to which the Stockholder acquires Beneficial Ownership during the period commencing with the execution and delivery of this Agreement until the Expiration Date.

(f)       A Person will be deemed to have effected a “Transfer” of a security if such Person, directly or indirectly, (i) sells, pledges, encumbers, grants an option with respect to, transfers or otherwise disposes of such security or any interest therein (other than in connection any agreements with Purchaser); or (ii) enters into an agreement or commitment providing for the sale of, pledge of, encumbrance of, grant of an option with respect to, transfer of or disposition of such security or any interest therein (other than in connection any agreements with Purchaser).

2.       Transfer of Shares; Other Actions.

(a)      No Transfer of Shares. The Stockholder agrees that, at all times during the period commencing with the execution and delivery of this Agreement until the Expiration Date, the Stockholder will not, and will not cause or permit any of its Affiliates to, Transfer any of the Shares; provided, however, that nothing contained herein will be deemed to restrict the ability of the Stockholder or any of its Affiliates to (i) convert any shares of the Company’s preferred stock into shares of the Company’s common stock; or (ii) exercise any stock options or warrants relating to the capital stock of the Company.

(b)       No Transfer of Voting Rights. The Stockholder hereby agrees that, at all times commencing with the execution and delivery of this Agreement until the Expiration Date, the Stockholder will not, and will cause its Affiliates not to, (i) deposit, or permit the deposit of, any Shares into a voting trust; (ii) grant any proxy or power of attorney in respect of the Shares; or (iii) enter into any voting agreement or similar contract (other than this Agreement) to vote, consent or give instructions with respect to any Shares in contravention of the obligations of the Stockholder under this Agreement.

(c)       Other Actions. Commencing with the execution and delivery of this Agreement until the Expiration Date, the Stockholder will not, and will causes its Affiliates not to, directly or indirectly, take any action that would make any representation or warranty contained herein untrue or incorrect or have the effect of impairing the ability of the Stockholder to perform its obligations under this Agreement.

3.       Agreement to Vote Shares.

(a)       Voting Commitment. Until the Expiration Date, at every meeting of the Company’s stockholders (however called) and at every adjournment or postponement thereof, and on every action or approval by written consent of the Company’s stockholders, the Stockholder will vote or consent, or cause to be voted or consented, all of the Shares:

(i)       in favor of the election to the Company’s board of directors of Matt Avril, Brian Kahn, Andy Laurence, Bryant Riley and Brent Turner (the “Nominees”) for election to the Company’s board of directors; and

(ii)        except as otherwise agreed by Purchaser, against any other nominee for election to the Company’s board of directors.

(b) Presence for Quorum Purposes. In the event that a meeting of the Company’s stockholders is held, the Stockholder will, or will cause the holder of record on any applicable record date to, appear at such meeting or otherwise cause the Shares to be counted as present thereat for purposes of establishing a quorum.

4.        Representations and Warranties of Purchaser. Purchaser represents and warrants to the Stockholder as follows:

(a)        Power; Binding Agreement. Purchaser has full power, capacity and authority to execute and deliver this Agreement, to perform Purchaser’s obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance by the Purchaser of this Agreement, the performance by Purchaser of its obligations hereunder and the consummation by Purchaser of the transactions contemplated hereby have been duly and validly authorized by all necessary action on the part of Purchaser and no other actions or proceedings on the part of Purchaser are necessary to authorize the execution and delivery by it of this Agreement, the performance by Purchaser of its obligations hereunder or the consummation by Purchaser of the transactions contemplated hereby. This Agreement has been duly executed and delivered by Purchaser, and, assuming that this Agreement constitutes a valid and binding obligation of the Stockholder, constitutes a valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, except as the such enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereafter in effect relating to creditors’ rights generally and subject to general principles of equity.

(b)       No Conflicts. Other than any filings under the Exchange Act, no filing with, and no permit, authorization, consent or approval of, any governmental authority is necessary for the execution by Purchaser of this Agreement, the performance by Purchaser of its obligations hereunder, and the consummation by Purchaser of the transactions contemplated hereby. None of the execution and delivery Purchaser of this Agreement, the performance by Purchaser of its obligations hereunder or the consummation by Purchaser of the transactions contemplated hereby will (i) conflict with or result in any breach of any organizational documents applicable to Purchaser; (ii) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, material modification or acceleration) under, any of the terms, conditions or provisions of any contract or other obligation of any kind to which Purchaser is a party or by which Purchaser or any of its properties or assets may be bound; or (iii) violate any law applicable to Purchaser or any of its properties or assets, except for such conflicts, breaches, violations or defaults that would not, individually or in the aggregate, prevent or delay Purchaser from performing its obligations under this Agreement.

5.       Representations and Warranties of the Stockholder. The Stockholder represents and warrants to Purchaser as follows:

(a)       Power; Binding Agreement. The Stockholder has full power, capacity and authority to execute and deliver this Agreement, to perform the Stockholder’s obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance by the Stockholder of this Agreement, the performance by the Stockholder of his, her or its obligations hereunder and the consummation by the Stockholder of the transactions contemplated hereby have been duly and validly authorized by all necessary action, if any, on the part of the Stockholder and no other actions or proceedings on the part of the Stockholder are necessary to authorize the execution and delivery by the Stockholder of this Agreement, the performance by the Stockholder of his, her or its obligations hereunder or the consummation by the Stockholder of the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Stockholder, and, assuming that this Agreement constitutes a valid and binding obligation of Purchaser, constitutes a valid and binding obligation of the Stockholder, enforceable against the Stockholder in accordance with its terms, except as the such enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereafter in effect relating to creditors’ rights generally and subject to general principles of equity.

(b)       No Conflicts. Other than any filings under the Exchange Act, no filing with, and no permit, authorization, consent or approval of, any governmental authority is necessary for the execution by the Stockholder of this Agreement, the performance by the Stockholder of his, her or its obligations hereunder, and the consummation by the Stockholder of the transactions contemplated hereby. None of the execution and delivery by the Stockholder of this Agreement, the performance by the Stockholder of his, her or its obligations hereunder or the consummation by the Stockholder of the transactions contemplated hereby will (i) conflict with or result in any breach of any organizational documents applicable to the Stockholder; (ii) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, material modification or acceleration) under, any of the terms, conditions or provisions of any contract or other obligation of any kind to which the Stockholder is a party or by which the Stockholder or any of the Stockholder’s properties or assets may be bound; or (iii) violate any law applicable to the Stockholder or any of the Stockholder’s properties or assets, except for such conflicts, breaches, violations or defaults that would not, individually or in the aggregate, prevent or delay the Stockholder from performing his, her or its obligations under this Agreement.

(c)       Ownership of Shares. The Stockholder (i) is the Beneficial Owner of that number of Shares indicated on the signature page of this Agreement, all of which are held free and clear of any liens, pledges, options, rights of first refusal, co-sale rights, agreements, limitations on the Stockholder’s voting rights and other encumbrances of any nature (collectively, “Liens”) (except for any Liens arising hereunder); and (ii) as of the date hereof, does not own, beneficially or otherwise, any Shares other than as indicated on the signature page of this Agreement. The Shares are, and will be at all times up until the Expiration Date be, held free and clear of any Liens.

(d)       Voting Power. The Stockholder has sole voting power, sole power of disposition, sole power to issue instructions with respect to the matters set forth herein and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Shares, with no limitations, qualifications or restrictions on such rights, subject to applicable federal securities laws and the terms of this Agreement.

6.       Further Assurances. Subject to the terms and conditions of this Agreement, until the Expiration Date, the Stockholder will use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary to fulfill the Stockholder’s obligations under this Agreement.

7.       Termination. This Agreement will automatically terminate and shall have no further force or effect as of the Expiration Date. Notwithstanding the foregoing, nothing set forth in this Section 7 or elsewhere in this Agreement shall relieve any Party from any liability, or otherwise limit the liability of any Party, for any breach of this Agreement.

8.       Miscellaneous.

(a) Waiver. At any time and from time to time, any Party may, to the extent legally allowed and except as otherwise set forth herein, (i) extend the time for the performance of any of the obligations or other acts of the other Party; (ii) waive any inaccuracies in the representations and warranties made to such Party contained herein or in any document delivered pursuant hereto; and (iii) waive compliance with any of the agreements or conditions for the benefit of such Party contained herein. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party. Any delay in exercising any right under this Agreement shall not constitute a waiver of such right.

(b) Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

(c) Notices. All notices, requests, demands and other communications hereunder shall be in writing and be in writing and shall be deemed to have been given (i) when delivered personally; (ii) the next business day, if sent by a nationally-recognized overnight delivery service (unless the records of the delivery service indicate otherwise); (iii) three business days after deposit in the United States mail, certified and with proper postage prepaid, addressed as follows; or (iv) upon delivery if sent by electronic mail:

if to Purchaser, to:

Vintage Tributum LP

c/o Vintage Capital Management, LLC

4705 S. Apopka Vineland Road, Suite 206

Orlando, FL 32819

Attn: Brian R. Kahn

Email: bkahn@vintcap.com

with a copy (which shall not constitute notice) to:

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304

Attn:	Bradley L. Finkelstein Douglas K. Schnell
Email:	bfinkelstein@wsgr.com, dschnell@wsgr.com

If to the Stockholder, to: the address for notice set forth on the signature page hereto.

Any Party or other recipient may from time to time change its address for purposes of this Agreement by giving notice of such change as provided herein.

(d)       Rules of Construction. The Parties agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law providing that ambiguities in an agreement or other document will be construed against the Party drafting such agreement or document.

(e)       Interpretation.

(i)        Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

(ii)        The article and section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the Parties and shall not in any way affect the meaning or interpretation of this Agreement.

(iii)        The words “hereof,” “herein” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement.

(iv)        The meaning assigned to each term defined herein shall be equally applicable to both the singular and the plural forms of such term, and words denoting any gender shall include all genders. Where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning.

(v)       A reference to any Party to this Agreement or any other agreement or document shall include such Party’s successors and permitted assigns.

(f)       No Third Party Beneficiaries. This Agreement is not intended to confer upon any Person other than the Parties any rights or remedies hereunder.

(g)       Entire Agreement; Assignment; Death or Incapacity. This Agreement and the documents and instruments and other agreements among the Parties (i) constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof; (ii) are not intended to confer upon any other Person any rights or remedies hereunder; and (iii) shall not be assigned by operation of law or otherwise; provided, however, that Purchaser may assign its rights and delegate its obligations hereunder or thereunder to any of its Affiliates so long as Purchaser remains ultimately liable for all of Purchaser’s obligations hereunder and thereunder. If applicable, all authority conferred herein shall survive the death or incapacity of the Stockholder and in the event of the Stockholder’s death or incapacity, any obligation of the Stockholder hereunder shall be binding upon the heirs, personal representatives, successors and assigns of the Stockholder.

(h)       Amendments. This Agreement may not be modified, amended, altered or supplemented except by the execution and delivery of a written agreement executed by each of the Parties.

(i)       Specific Performance; Injunctive Relief. The each Party acknowledges that the other Party will be irreparably harmed and that there is no adequate remedy at law for a violation of any of the covenants or agreements of the other Party set forth herein. Therefore, it is agreed that, in addition to any other remedies that may be available to a Party upon any such violation, each Party will have the right to enforce such covenants and agreements by specific performance, injunctive relief or by any other means available to such Party at law or in equity (without proof of damages) and each Party waives any requirement for the security or posting of any bond in connection with such enforcement.

(j)       Other Remedies. Except as otherwise set forth herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.

(k)       Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware.

(l)       Expenses. All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring the expenses.

(m)       Counterparts. This Agreement may be executed in two or more counterparts and by the different Parties on separate counterparts, each of which when so executed and delivered shall be an original, but all of which together shall constitute one and the same instrument. Any such counterpart, to the extent delivered by means of a fax machine or by .pdf, .tif, .gif, .jpeg or similar attachment to electronic mail (any such delivery, an “Electronic Delivery”) shall be treated in all manner and respects as an original executed counterpart and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No Party shall raise the use of Electronic Delivery to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of Electronic Delivery as a defense to the formation of a contract, and each such Party forever waives any such defense, except to the extent that such defense relates to lack of authenticity.

(n)       WAIVER OF JURY TRIAL. EACH OF THE PARTIES IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT, OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF ANY PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF.

[Signature page follows.]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be duly executed as of the date first written above.

VINTAGE TRIBUTUM LP

By: its general partner
VINTAGE CAPITAL MANAGEMENT, LLC

By:	/s/ Brian R. Kahn
Name: Brian R. Kahn
Title: Manager

[Signature page to Voting Agreement]

B. RILEY FINANCIAL, INC.

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Chairman, CEO

Address:	11100 Santa Monica Blvd., Suite 800
Los Angeles, CA 90025

Email: brriley@brileyfbr.com

Shares Beneficially Owned:

139,586 shares of common stock

[other securities]

BRC PARTNERS OPPORTUNITY FUND, LP

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	CEO, B. Riley Capital Management, LLC

Address:	11100 Santa Monica Blvd., Suite 800
Los Angeles, CA 90025

Email: brriley@brileyfbr.com

Shares Beneficially Owned:

0 shares of common stock

[other securities]

[Signature Page to Voting Agreement]

DIALECTIC ANTITHESIS PARTNERS, LP

By:	/s/ John Fichthorn
Name:	John Fichthorn
Title.	Managing Member

Address:	119 Rowayton Avenue, 2nd Floor
Norwalk, CT 06853

Email: jfichthorn@brileyalts.com

Shares Beneficially Owned:

0 shares of common stock

[other securities]

[Signature Page to Voting Agreement]

Exhibit 8

AGREEMENT

This Agreement, dated July 19, 2018 (this “Agreement”), is by and between Liberty Tax, Inc., a Delaware corporation (the “Company”), and Vintage Tributum LP, a Delaware limited partnership (“Vintage”) (each of the Company and Vintage, a “Party” to this Agreement, and collectively, the “Parties”).

RECITALS

WHEREAS, Vintage is entering into that certain Stock Purchase Agreement (the “Purchase Agreement”), dated as of even date herewith, with John T. Hewitt (“Hewitt”) and the John T. Hewitt IRA held in the custody of Merrill Lynch Wealth Management (the “Hewitt IRA”) pursuant to which Vintage (together with its designees) is purchasing (i) all of the shares of the Company’s Class A Common Stock held by Hewitt and the Hewitt IRA, and (ii) 200,000 shares of the Company’s Class B Common Stock (the “Class B Common Shares”) from Hewitt, which Class B Common Shares constituted all of the outstanding shares of the Company’s Class B Common Stock;

WHEREAS, prior to the date of the Purchase Agreement, the number of members of the Company’s Board of Directors (the “Board”) was fixed at nine (9) and consisted of four (4) directors elected by the holders of the Company’s Class A Common Stock and five (5) directors (the “Class B Director Designees”) elected by Hewitt, as the sole holder of the Company’s Class B Common Stock;

WHEREAS, pursuant to the Purchase Agreement and effective as of the closing of the transactions contemplated thereby (the “Closing”), Hewitt and the Hewitt IRA are either (i) removing the Class B Director Designees from the Board or (ii) causing the Class B Director Designees to deliver to Vintage and the Company executed resignation letters effective as of the Closing (the “Removal”), in either case, resulting in five (5) vacancies on the Board;

WHEREAS, effective as of the Removal, the Board is fixing the number of members of the Board at five (5) directors, consisting of one (1) vacancy;

WHEREAS, effective as of the Closing, all of the Class B Common Shares are converting into shares of the Company’s Class A Common Stock (the “Conversion”), such that, effective as of the Closing, no shares of the Company’s Class B Common Stock remain outstanding;

WHEREAS, in connection with the Purchase Agreement and in light of the Conversion, Vintage has requested that the size of the Board be increased to nine (9) directors, consisting of five (5) vacancies to be filled at a later date by the affirmative vote of at least a majority of the outstanding shares of the Company’s Class A Common Stock, and Vintage indicated its intent to act by written consent to fill such vacancies (the “Written Consent of Stockholders”); and

WHEREAS, the Company and Vintage have determined to come to an agreement with respect to certain Board matters as provided herein.

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, agree as follows:

1.	Board Matters.

(a)       The Company hereby agrees that the Board shall take all necessary action (including adopting by unanimous written consent resolutions of the Board in substantially the form attached hereto as Exhibit A (as so adopted, the “Board Consent”)) to increase the size of the Board to nine (9) directors consisting of five (5) vacancies, effective on the date immediately prior to the effective date of the Written Consent of Stockholders (the “Director Vacancies”); provided, however, that the Board Consent shall become void and be of no further force and effect, and the Company shall have no further obligations under this Section 1(a), to the extent that the Written Consent of Stockholders has not become effective on or before the 60th day after the date hereof.

(b)       Vintage hereby agrees that at least three (3) of the individuals elected to fill the Director Vacancies pursuant to the Written Consent of Stockholders will, in Vintage’s reasonable judgment, meet the standards necessary for the Board to reasonably determine they are “independent” for purposes of the Nasdaq listing rules.

2.             Representations and Warranties of the Company. The Company represents and warrants to Vintage that this Agreement has been duly authorized, executed and delivered by the Company, and is a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms.

3.            Representations and Warranties of Vintage. Vintage represents and warrants to the Company that this Agreement has been duly authorized, executed and delivered by Vintage, and is a valid and binding obligation of Vintage, enforceable against Vintage in accordance with its terms.

4.            Cooperation. The Parties will use commercially reasonable efforts to implement and consummate the transactions contemplated by this Agreement. The Parties agree to execute and deliver any further documents or instruments reasonably necessary or desirable to carry out the purposes and intent of this Agreement.

5.            Costs. The Parties will each bear their own costs, expert fees, attorneys’ fees, and other fees and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement.

6.            Irrevocable Waiver of Right to Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING (WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY EXPRESSLY ACKNOWLEDGES THAT THE WAIVERS IN THIS SECTION 6 ARE INTENDED TO BE IRREVOCABLE UNDER THE LAWS OF THE STATE OF DELAWARE AND OF THE UNITED STATES OF AMERICA.

7.             No Representations. Neither Party has relied upon any representations or statements made by the other Party that are not specifically set forth in this Agreement.

8.             Governing Law. This Agreement will be governed by and construed in accordance with the laws of the State of Delaware, without regard to principles of conflicts of laws that would result in the application of any law other than the law of the State of Delaware. This Section 8 shall survive the expiration or early termination of this Agreement.

9.             Jurisdiction. The Parties agree that any Action seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby (whether brought by any party or any of such Party’s affiliates or against any party or any of such Party’s affiliates) shall be brought exclusively in any federal or state court in the State of Delaware, and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such Action and irrevocably waives, to the fullest extent permitted by law, any objection that such party may now or hereafter have to the laying of the venue of any such Action in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such Action may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such Party as provided hereunder shall be deemed effective service of process on such Party. This Section 9 shall survive the expiration or early termination of this Agreement.

10.          Entire Agreement. This Agreement constitutes the full and entire understanding between the Parties with regard to the subject matter hereof.

11.          Waivers and Amendments. Either Party’s failure to enforce, or delay in enforcing, any provision of this Agreement will not be construed as a waiver of such provision and will not prevent that Party from subsequently enforcing each and every other provision of this Agreement. The rights granted to the Parties are cumulative and will not constitute a waiver of either Party’s right to assert all other legal and equitable remedies available to that Party. This Agreement may be amended only in writing and only if signed by the Purchaser and the Sellers.

12.          Notices. Any notice required or permitted under this Agreement will be given in writing or by electronic mail and will be deemed effectively given (a) upon personal delivery or (b) upon the date of delivery by electronic mail (with proof of delivery) or (c) five (5) Business Days after being mailed by registered or certified mail (postage prepaid, return receipt requested), addressed to the appropriate Party at the electronic mail address or address provided on the signature page of this Agreement or at such other electronic mail address or such other address as such Party may designate by ten days’ advance written notice to the other Party.

13.          Counterparts. This Agreement may be executed in any number of counterparts, each of which will be enforceable against the Parties actually executing such counterparts and all of which together will constitute one instrument.

14.          Section Headings. The section headings, titles, and subtitles contained in this Agreement are for convenience only and are not to be relied upon in construing the terms of this Agreement.

15.          Severability. If any provision of this Agreement, or the application of any such provision, becomes or is declared by a court of competent jurisdiction to be illegal, void, or unenforceable, then the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the Parties as expressed in this Agreement. The Parties further agree to replace any such illegal, void, or unenforceable provision with a legal, valid, and enforceable substitute provision that will achieve, to the greatest extent possible, the economic, business, and other purposes of the illegal, void, or unenforceable provision.

16.          No Third-Party Beneficiaries. This Agreement is solely for the benefit of the Company and Vintage and is not enforceable by any other persons.

17.          Termination of this Agreement. Nothing herein shall relieve a defaulting or breaching party from any liability or damages arising out of its breach of any provision of this Agreement.

[The remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized signatories of the Parties as of the date hereof.

LIBERTY TAX, INC.

a Delaware corporation

By:	/s/ Michael S. Piper

Name:	Michael S. Piper

Title:	Vice President & CFO
Address:	1716 Corporate Landing Parkway
Virginia Beach, VA 23454

VINTAGE TRIBUTUM LP a Delaware limited partnership

By: its general partner
VINTAGE CAPITAL MANAGEMENT, LLC

By:	/s/ Brian R. Kahn

Name:	Brian R. Kahn

Title:	Manager

Address:
4705 S. Apopka Vineland Road, Suite 206
Orlando, Florida 32819

[Signature Page to Agreement]

EXHIBIT A

Form of Unanimous Written Consent of the Board of Directors

UNANIMOUS WRITTEN CONSENT OF

THE BOARD OF DIRECTORS OF

LIBERTY TAX, INC.

July [__], 2018

Pursuant to Section 141(f) of the Delaware General Corporation Law, the undersigned, being all of the members of the Board of Directors (the “Board”) of Liberty Tax, Inc., a Delaware corporation (the “Corporation”), hereby consent to, approve and adopt the following resolutions, effective as of 5:00 p.m. on the above date, which actions shall have the same force and effect as if taken by unanimous affirmative vote at a meeting of the Board duly called and held, and direct that this consent to such actions be filed with the minutes of the proceedings of the Board:

WHEREAS, Vintage Tributum LP, a Delaware limited partnership (“Vintage”), is entering into that certain Stock Purchase Agreement (the “Purchase Agreement”), dated as of July 19, 2018, with John T. Hewitt (“Hewitt”) and the John T. Hewitt IRA held in the custody of Merrill Lynch Wealth Management (the “Hewitt IRA”) pursuant to which Vintage (together with its designees) is purchasing (i) all of the shares of the Corporation’s Class A Common Stock held by Hewitt and the Hewitt IRA and (ii) 200,000 shares of the Corporation’s Class B Common Stock (the “Class B Common Shares”) from Hewitt, which Class B Common Shares constituted all of the outstanding shares of the Corporation’s Class B Common Stock;

WHEREAS, prior to the date of the Purchase Agreement, the number of members of the Board was fixed at nine (9) and consisted of four (4) directors elected by the holders of the Corporation’s Class A Common Stock and five (5) directors (the “Class B Director Designees”) elected by Hewitt, as the sole holder of the Corporation’s Class B Common Stock;

WHEREAS, pursuant to the Purchase Agreement and effective as of the closing of the transactions contemplated thereby (the “Closing”), Hewitt and the Hewitt IRA are either (i) removing the Class B Director Designees from the Board or (ii) causing the Class B Director Designees to deliver to Vintage and the Corporation executed resignation letters effective as of the Closing (the “Removal”), in either case, resulting in five (5) vacancies on the Board;

WHEREAS, effective as of the Removal, the Board is fixing the number of members of the Board at five (5) directors, consisting of one (1) vacancy;

WHEREAS, effective as of the Closing, all of the Class B Common Shares are converting into shares of the Company’s Class A Common Stock (the “Conversion”), such that, effective as of the Closing, no shares of the Company’s Class B Common Stock remain outstanding;

WHEREAS, in connection with the Purchase Agreement and in light of the Conversion, Vintage has requested that the size of the Board be increased to nine (9) directors, consisting of five (5) vacancies to be filled at a later date by the affirmative vote of at least a majority of the outstanding shares of the Corporation’s Class A Common Stock, and Vintage indicated its intent to act by written consent to fill such vacancies (the “Written Consent of Stockholders”); and

WHEREAS, in connection with the Purchase Agreement and other matters, the Corporation entered into that certain Agreement, dated as of July 19, 2018, with Vintage (the “Agreement”), pursuant to which the Corporation agreed, among other things, that the Board shall take all necessary action (including by adopting this Unanimous Written Consent of the Board) to increase the size of the Board to nine (9) directors consisting of five (5) vacancies, effective on the date immediately prior to the effective date of the Written Consent of Stockholders; provided, however, that this Unanimous Written Consent of the Board shall become void and be of no further force and effect, and the Company shall have no further obligations under Section 1(a) of the Agreement, to the extent that the Written Consent of Stockholders has not become effective on or before the 60th day after the date of the Agreement.

Fix the Number of Directors

RESOLVED, that pursuant to Article V, Section 2 of the Amended and Restated Certificate of Incorporation of the Corporation, the number of directors of the Corporation shall hereby be fixed at nine (9) effective immediately prior to the effective time of the Written Consent of Stockholders; provided, however, that this Unanimous Written Consent of the Board shall become void and be of no further force and effect to the extent that the Written Consent of Stockholders has not become effective on or before the 60th day after the date of the Agreement.

General Ratification and Authorization Matters

RESOLVED, that all actions taken and all agreements, instruments, reports, applications, certifications, affidavits and documents executed, delivered or filed through the date hereof by any officer, in the name and on behalf of the Corporation in connection with the foregoing resolutions and the other matters contemplated thereby, hereby are approved, ratified and confirmed in all respects.

RESOLVED, that, consistent with the foregoing resolutions, the officers of the Corporation are, and each acting alone hereby is, authorized and directed, in the name and on behalf of the Corporation, to execute, deliver and file such instruments, SEC filings, and other documents and agreements and to take such other actions as such officer or officers shall determine to be necessary or appropriate in order to effectuate the foregoing resolutions or otherwise in connection with the subject matter of these resolutions and the transactions contemplated thereby (such determination to be conclusively, but not exclusively, evidenced by the taking of such actions or the execution, delivery and filing of such documents or instruments by any such officer without any further action by the Board).

[Signature Page Follows]

This Unanimous Written Consent of the Board may be executed in one or more counterparts, by electronic transmission and/or by facsimile, each of which shall be an original and all of which together shall be one and the same instrument, and shall be filed with the records of the proceedings of the Board.

Patrick A. Cozza

Thomas Herskovits

Lawrence Miller

G. William Minner

Exhibit 9

EXECUTION COPY

PLEDGE AGREEMENT

THIS PLEDGE AGREEMENT (the “Agreement”) is entered into as of this 24th day of July 2018, by and between, on the one hand, B. RILEY FBR, INC., as holder (“Holder”) under the Secured Promissory Note described below, and, on the other hand, VINTAGE TRIBUTUM LP, a Delaware limited partnership, as borrower (“Borrower”) under such Secured Promissory Note.

RECITALS

A.       Reference is made to that certain Secured Promissory Note, dated as of the date hereof by and between, Borrower and Holder (as the same now exists or may hereafter be amended, modified, supplemented, extended, renewed, restated or replaced, from time to time, the “Secured Promissory Note”), and to the other Loan Documents (as defined in the Secured Promissory Note).

B.       The obligations of Holder to execute, deliver and perform the Secured Promissory Note and the other Loan Documents and to make a loan in an original principal amount of $9,774,041.36 (the “Loan”) as described in the Secured Promissory Note to Borrower are conditioned on, among other things, the execution of this Agreement and the pledge by Borrower to Holder of the Pledged Collateral (as defined herein) as security for Borrower’s obligations under the Secured Promissory Note and the other Loan Documents.

C.       Borrower acknowledges and confirms that (i) it will benefit from the execution, delivery and performance by Holder of the Secured Promissory Note and the other Loan Documents and the funding of the Loan to Borrower, (ii) the Loan by Holder constitutes valuable consideration to the Borrower, (iii) this pledge is intended to be an inducement to Holder to execute, deliver and perform the Secured Promissory Note and the other Loan Documents and to fund the Loan; and (iv) Holder is relying upon this pledge in funding the Loan to Borrower.

Accordingly, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and as an inducement for Holder to enter into the Loan Documents, the parties hereto, intending to be legally bound, do hereby agree as follows:

SECTION 1

DEFINITIONS

1.1.       Definitions. Capitalized terms used herein and not otherwise defined shall have the meanings assigned to such terms in the Secured Promissory Note or, to the extent the same are used or defined therein, the meanings provided in Article 9 of the UCC in effect on the date hereof. Whenever the context so requires, each reference to gender includes the masculine and feminine, the singular number includes the plural and vice versa. This Agreement shall mean such agreement as the same now exists or may hereafter be amended, modified, supplemented, extended, renewed, restated or replaced, from time to time. Unless otherwise specified, all accounting terms not defined in the Loan Documents shall have the meanings given to such terms in and shall be interpreted in accordance with GAAP. References in this Agreement to any person shall include such person and its successors and permitted assigns.

1.2.       Defined Terms. In this Agreement, the following terms shall mean as follows:

“Agreement” has the meaning set forth in the recitals to this Agreement.

“Borrower” has the meaning set forth in the recitals to this Agreement.

“Company” means Liberty Tax, Inc., a Delaware corporation with common stock trading on the NASDAQ Global Market under the ticker symbol “TAX”.

“Event of Default” shall mean the occurrence of any event set forth in Section 4.

“GAAP” means generally accepted accounting principles in the United States set forth from time to time in the opinions and pronouncements of the Accounting Principles Board and the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board (or agencies with similar functions of comparable stature and authority within the accounting profession).

“Holder” has the meaning set forth in the recitals to this Agreement.

“Loan” has the meaning set forth in the recitals to this Agreement.

“Loan Collateral” shall mean, collectively and each individually, (i) the Pledged Collateral as defined herein, and (ii) the Collateral as defined in the Loan Documents.

“Loan Documents” has the meaning set forth in the Secured Promissory Note.

“Obligations” shall mean all amounts from time to time payable by Borrower in connection with the Loan (including without limitation, all principal, interest, and all other monetary obligations, including reasonable attorneys’ fees, costs, expenses and indemnities, whether primary, secondary, contingent, fixed or otherwise in connection with the Loan) and all other obligations and terms, covenants and agreements of the Loan Documents and obligations to Holder hereunder and under the Loan Documents, in any case whether according to the present terms hereof and thereof, at any earlier or accelerated date or pursuant to any extension of time or to any change therein now or at any time hereafter made or granted.

“Pledged Collateral” shall mean, collectively and each individually, (i) the issued and outstanding capital stock, equity securities, membership interest units and ownership interests of the Company owned or held of record or beneficially by Borrower on the date hereof as listed on Schedule 1.1 hereto (and the certificates, copies of which are attached hereto, representing such shares, securities and/or interests); (ii) all other capital stock, equity securities, membership interest units and ownership interests of the Company, in each case owned or held of record or beneficially by Borrower at any time (and the certificates representing such shares, securities and/or interests); and (iii) any and all replacements, products and proceeds of, and dividends, distributions in property or securities, returns of capital or other distributions made on or with respect to, any of the foregoing.

“Security Agreement” has the meaning set forth in the Secured Promissory Note.

“UCC” shall mean the Uniform Commercial Code as in effect in the State of New York, as in effect from time to time.

SECTION 2

PLEDGE COLLATERAL

2.1.	Pledge of Pledged Collateral.

(a)       As security for the due and punctual payment and performance by Borrower of all the Obligations, Borrower hereby pledges and assigns to Holder, and grants to Holder, a continuing first priority security interest in and lien on, the Pledged Collateral and all proceeds thereof and all of its right, title and interest in and to the foregoing.

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(b)       Borrower has delivered to Holder all certificates representing the Pledged Collateral described in clause (i) of the definition of Pledged Collateral, and Borrower will deliver to Holder, all certificates representing the Pledged Collateral described in clauses (ii) and (iii) of the definition of Pledged Collateral within five (5) Business Days after Borrower’s acquisition of such Pledged Collateral, in each case registered in the name of Borrower, duly endorsed in blank or accompanied by a stock or interest power duly executed by Borrower in blank, in form and substance satisfactory to Holder, with any and all documentary tax stamps and other documents necessary to cause Holder to have a good, valid and perfected continuing first priority pledge of and lien on the Pledged Collateral (free and clear of any other liens), including, without limitation, any necessary notations in the corporate or other record books of Borrower or the person in which such Pledged Collateral evidences an ownership stake. At any time following the occurrence and continuation of an Event of Default, at the option of Holder, the Pledged Collateral or any part thereof may be registered in the name of Holder or of its nominees, and Borrower covenants that, upon demand by Holder, Borrower shall, and shall cause the person in which such Pledged Collateral evidences an ownership stake to, effect such registration.

(c)       Borrower irrevocable and unconditionally authorizes the Holder (or its agent) to file at any time and from time to time such financing statements with respect to the Collateral naming the Holder as the secured party and the Borrower as the debtor as the Holder may desire and including any other information with respect to the Borrower as Holder may determine, together with amendments and continuations with respect thereto.

(d)       Holder shall have the right to pay any taxes relating to the Pledged Collateral and any costs to preserve the Pledged Collateral, which payments shall be part of the Obligations. No injury to, or loss or destruction of any of, the Loan Collateral shall relieve Borrower of any of the Obligations.

2.2.	Voting Rights, Dividends and Distributions.

(a)       So long as no Event of Default has occurred, is continuing, would result therefrom or be caused thereby, subject to the terms of this Agreement and the Secured Promissory Note (i) Borrower shall be entitled to exercise all voting and/or consensual rights and powers relating to the Pledged Collateral, and (ii) Borrower shall be entitled to receive and retain cash dividends and/or distributions payable on the Pledged Collateral.

(b)       Each party hereto shall execute and deliver (or cause to be executed and delivered) to the other party such proxies, powers of attorney, dividend orders and other instruments as such other party may request for the purpose of enabling it to exercise the voting and/or consensual rights and powers that it is entitled to exercise pursuant to this Agreement and/or to receive the dividends that it is authorized to receive and retain pursuant to this Agreement.

(c)       Upon the occurrence and continuation of an Event of Default, all rights of Borrower to exercise voting and/or consensual rights and powers and/or to receive dividends that Borrower is entitled to exercise and/or receive pursuant to this Section 2.2 shall cease immediately upon notice by Holder to Borrower, and all such rights thereupon shall become vested solely and exclusively in Holder automatically without any action by any person. Borrower hereby appoints Holder its attorney-in-fact, with full power of substitution, which appointment as attorney-in-fact is irrevocable and coupled with an interest, to take all such actions upon or after the occurrence and continuation of an Event of Default, whether in the name of Holder or Borrower, as Holder may consider necessary or desirable for the purpose of exercising such rights and receiving such dividends. Any dividends, distributions in property, returns of capital and other distributions made on or in respect of the Pledged Collateral, and any and all cash and other property received in exchange therefor and/or redemption of any Pledged Collateral delivered to Borrower in violation of this Agreement shall be held in trust for the benefit of the Holder and forthwith shall be delivered to Holder. Any and all money and other property received by Holder pursuant to the provisions of this Section 2.2(c) shall be retained by Holder as part of the Pledged Collateral.

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SECTION 3

REPRESENTATIONS, WARRANTIES AND COVENANTS

3.1           Pledged Collateral. Borrower hereby represents and warrants to Holder as of the date hereof (which representations and warranties shall survive the execution and delivery of this Agreement and the making of the Loan under the Secured Promissory Note) as follows: (a) Borrower is, or, with respect to the Pledged Collateral described in clauses (ii) and (iii) of the definition of Pledged Collateral, will be, the direct record and beneficial owner of each share, security and other interest that comprises the Pledged Collateral, and has and will have good, valid and marketable title thereto, free and clear of all liens other than those created by this Agreement; (b) all of the Pledged Collateral has been, or, with respect to the Pledged Collateral described in clauses (ii) and (iii) of the definition of Pledged Collateral, will be, duly and validly issued, fully paid and nonassessable; (c) the Pledged Collateral constitutes that percentage of the issued and outstanding capital stock, equity securities, membership units and ownership interests of Company in which such Pledged Collateral represents an ownership interest (calculated on a fully diluted, as converted basis) as set forth on Schedule 1.1; and (d) the Pledged Collateral is and will be duly and validly pledged to Holder in accordance with law, and Holder has and will have a good, valid and perfected first priority lien on and security interest in the Pledged Collateral and the proceeds thereof subject to no other liens, and no filing or other action will be necessary to perfect or protect such lien other than delivery to Holder of certificates representing the Pledged Collateral (if any) and the filing of appropriate Uniform Commercial Code financing statements. Borrower has full legal capacity and requisite power, right and authority to own the Pledged Collateral and to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereunder, and Borrower is under no legal restriction, limitation or disability that would prevent any of the foregoing. No financing statement relating to any of the Pledged Collateral is on file in any public office except those on behalf of Holder.

3.2           Authorization. Borrower is a limited partnership duly organized under the laws of the State of Delaware and has full legal capacity and all requisite power, right and authority to consummate the transactions contemplated under this Agreement and the other Loan Documents to which it is a party and is not under any legal restriction, limitation or disability that would prevent him from entering into and performing under this Agreement. The execution, delivery and performance by Borrower of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary actions on the part of Borrower and pursuant to all necessary consents required therefor. This Agreement has been duly executed and delivered by Borrower and constitutes the legal, valid and binding obligation of Borrower, enforceable against Borrower in accordance with its terms, subject to the effect of any applicable bankruptcy, moratorium, insolvency, reorganization or other similar law affecting the enforceability of creditors’ rights generally and to the effect of general principles of equity which may limit the availability of equitable remedies (whether in a proceeding at law or in equity). No approval, consent, authorization of, filing registration or qualification with, or other action by, Borrower or any other person (including, without limitation, any person whose securities constitute the Pledged Collateral) or governmental authority is or will be necessary to permit the valid execution, delivery and performance of this Agreement by Borrower or the consummation of the transactions or creation of the liens and security interests contemplated hereby other than delivery of certificates representing the Pledged Collateral (if any) to Holder and the filing of appropriate Uniform Commercial Code financing statements.

3.3           No Conflicts. The execution, delivery and performance by Borrower of this Agreement and the consummation of the transactions contemplated hereby and the creation and granting of the security interests and liens contemplated hereby do not and will not: (a) conflict with or violate any provision of any applicable law, statute, rule, regulation, ordinance, license or tariff or any judgment, decree or order of any court or other governmental authority binding on or applicable to Borrower or any of its properties or assets; (b) conflict with, result in a breach of, constitute a default of or an event of default under, or an event, fact, condition or circumstance which, with notice or passage of time, or both, would constitute or result in a conflict, breach, default or event of default under, require any consent not obtained under, or result in or require the acceleration of any indebtedness pursuant to, any indenture, agreement or other instrument to which Borrower or any entity whose securities constitute part of the Pledged Collateral is a party or by which it or they, or any of its or their properties or assets are bound or subject; (c) if applicable, conflict with or violate any provision of the certificate of partnership, incorporation or formation, by-laws, partnership agreement, limited liability company agreement or similar documents of Borrower or any agreement by and between Borrower or any person whose securities constitute part of the Pledged Collateral and its shareholders or equity owners or among any such shareholders or equity owners; or (d) result in the creation or imposition of any lien of any nature whatsoever upon any of the properties or assets of Borrower (except as contemplated herein or in the other Loan Documents).

3.4           Non-Subordination. The obligations of Borrower under this Agreement are not subordinated in any way to any other obligation of Borrower or to the rights of any other person, and Borrower is not a party to or bound by any other agreement, document or instrument that otherwise relates to the Obligations or any of the Loan Collateral, except for any Loan Document.

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3.5	Litigation and Compliance; Other Agreements.

(a)       Borrower is not in default or breach of the performance, observance or fulfillment of any obligation, covenant or condition contained in any agreement, document or instrument to which it is a party or by which it or any of its properties or assets is or are bound or subject. There is no action, suit, proceeding or investigation pending or, to Borrower’ s knowledge, threatened before or by any court, arbitrator or governmental authority (i) against or affecting the Pledged Collateral, Borrower, any entity whose securities constitute the Pledged Collateral, this Agreement or the transactions contemplated hereby, or (ii) that questions or could reasonably be expected to prevent the validity of this Agreement or any Loan Document or the right or ability of Borrower to execute or deliver this Agreement or any Loan Document or to consummate the transactions contemplated hereby or thereby or create or grant the liens and security interests contemplated hereby.

(b)       Neither Borrower nor any entity whose securities constitute part of the Pledged Collateral is (i) a party to any judgment, order or decree or any agreement, document or instrument, or subject to any restriction, which would materially adversely affect its ability to execute and deliver, or perform under, this Agreement, or (ii) in default in the performance, observance or fulfillment of any obligation, covenant or condition contained in any agreement, document or instrument to which it is a party or to which any of its properties or assets are subject, nor is there any event, fact, condition or circumstance which, with notice or passage of time or both, would constitute or result in a conflict, breach, default or event of default under, any of the foregoing.

3.6           Truthful Disclosure. The representations and warranties made by Borrower in this Agreement do not and will not contain any untrue statement of material fact or omit to state any fact necessary to make the statements herein and therein not materially misleading.

3.7	Covenants.

(a)       Borrower shall, and shall cause each person whose securities constitute part of the Pledged Collateral to, take all necessary and appropriate actions to ensure that this Agreement and the liens and pledges created hereby are and remain enforceable against Borrower in accordance with their terms and that Borrower complies with each of its obligations hereunder. Borrower shall not (i) cause or permit to be done, or enter into or make or become a party to any agreement, arrangement or commitment to do or cause to be done, any of the things prohibited by this Agreement or that would breach this Agreement, or (ii) enter into or make or become a party to any agreement, document or instrument or arrangement that conflicts with this Agreement or that would prevent Borrower from complying herewith and/or performing hereunder.

(b)       Borrower hereby agrees to take or cause to be taken promptly such further actions, obtain such consents and approvals and duly execute and deliver or cause to be executed and delivered such further agreements, assignments, instructions or documents Holder may request with respect to or in order to fully effectuate the purposes, terms and conditions of this Agreement and the consummation of the transactions contemplated hereby, whether before, at or after the performance and/or consummation of such transactions or the occurrence of an Event of Default, including, without limitation, any of the foregoing necessary or required or requested by Holder in to create, perfect, maintain, preserve, continue, validate or otherwise protect, and from time to time renew, Holder's perfected first priority lien on and pledge of the Pledged Collateral. Without limiting the foregoing, upon the exercise by Holder or any of its affiliates or agents of any right or remedy which requires any consent, approval or registration with, consent, qualification or authorization by, any person, Borrower shall execute and deliver, or cause the execution and delivery of, all applications, certificates, instruments and other documents that Holder or its affiliates or agents may be required to obtain for such consent, approval, registration, qualification or authorization. Borrower hereby appoints Holder its attorney-in-fact (without requiring Holder to act as such), with full power of substitution, which appointment as attorney-in-fact is irrevocable and coupled with an interest, to take all such actions, whether in the name of Holder or Borrower, as Holder may consider necessary or desirable with respect to the foregoing (to the extent Borrower fails to so execute and/or file any of the foregoing within two (2) Business Days of Holder’s request or the time when Borrower is otherwise obligated to do so). Borrower will pay all costs associated with respect to the foregoing, including without limitation, the cost of filing any of the foregoing in all public offices or other locations wherever Holder deems filing to be necessary or desirable.

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(c)       Borrower (i) shall (A) maintain at all times the pledge of the Pledged Collateral to Holder of a perfected first priority lien on the Pledged Collateral; and (B) defend the Pledged Collateral and Holder's perfected first priority lien thereon and pledge thereof against all claims and demands of all persons at any time and pay all costs and expenses (including, without limitation, reasonable attorneys’ fees and expenses) in connection with such defense, which, at Holder’s discretion, may be added to the Obligations, and (ii) shall not sell, lease, transfer, pledge, encumber, restrict, assign or otherwise dispose of any of the Pledged Collateral or any interest therein or create, incur, assume or suffer to exist any lien on the Pledged Collateral or any interest therein (except pursuant hereto).

(d)       Borrower shall (i) keep true, complete and accurate records with respect to the Pledged Collateral, and (ii) not take any action in connection with the Pledged Collateral or otherwise which would impair in any material respect (as determined by Holder) the value of the Pledged Collateral or any portion thereof or the value of the interests or rights of Borrower or Holder therein.

(e)       Borrower shall promptly, and in any event within the time periods required by Security Agreement, notify Agent of any change of Borrower’ s state of organization, name, federal tax identification number, address or location.

3.8           Provisions of Secured Promissory Note. Borrower acknowledges and confirms receipt of the Loan Documents and hereby acknowledges all terms and provisions of the Loan Documents, the creation of the obligations and the granting of liens and security interests by Borrower, including, without limitation, the rights of Holder to assign and participate any part of the Loan.

3.9           No Third Party Beneficiary. No rights are intended to be created under this Agreement for the benefit of any third party donee, creditor or incidental beneficiary of Borrower.

3.10         No Dissipation of Pledged Collateral. Until indefeasible payment in full in cash and performance in full of all the Obligations and termination of this Agreement, Borrower shall not dissipate or otherwise expropriate or give away any of the Pledged Collateral or any of the Borrower’s other material assets or properties.

SECTION 4

EVENTS OF DEFAULT

The occurrence of any one or more of the following shall constitute an “Event of Default:” under this Agreement (a) any Event of Default (as defined in the Secured Promissory Note) shall occur and be continuing past any applicable cure period and shall not have been waived in writing; or (b) if prior to termination of this Agreement pursuant to Section 6.11 hereof, this Agreement shall cease to be in full force and effect or any lien created hereunder shall cease to constitute a valid perfected first priority lien on the Pledged Collateral or Holder otherwise ceases to have a valid perfected first priority lien on and security interest in any of the Pledged Collateral.

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SECTION 5

RIGHTS AND REMEDIES

5.1	Rights and Remedies in Loan Documents.

(a)       In addition to the provisions set forth in this Agreement, upon the occurrence and continuation of an Event of Default, Holder shall have all rights, powers, options and remedies provided for in any Loan Document and/or herein, under the UCC or at law or in equity, including, without limitation, to the fullest extent permitted by applicable law, the right (in its sole and absolute discretion) to, which Borrower agrees to be commercially reasonable, (i) apply the Pledged Collateral and/or any property of Borrower to reduce the Obligations, (ii) foreclose the liens created hereunder and under the Loan Documents, (iii) realize upon, take possession of and/or sell the Pledged Collateral, with or without judicial process, at public or private sales or at any broker’s board or on any securities exchange or otherwise, (iv) exercise all rights and powers with respect to the Pledged Collateral as Borrower might exercise in its absolute discretion, including, without limitation, to (1) relinquish or abandon any Pledged Collateral or any lien thereon, (2) to vote all or any part of the Pledged Collateral and otherwise act with respect thereto as though it were the outright owner thereof, (3) to settle, adjust, compromise and arrange all claims and demands whatsoever in relation to all or any part of the Pledged Collateral, (4) to execute all such contracts, agreements, deeds, documents and instruments, to bring, defend and abandon all such actions, suits and proceedings, and to take all actions in relation to all or any party of the Pledged Collateral, and/or (5) to appoint managers, sub-agents, and officers for any of the purposes mentioned in the foregoing provisions of this Section and to dismiss the same, (v) collect and send notices regarding the Pledged Collateral, with or without judicial process, (vi) by its own means or with judicial assistance, enter any premises at which Pledged Collateral is located or dispose of the Pledged Collateral on such premises without any liability for rent, storage, utilities, or other sums, and Borrower shall not resist or interfere with such action, and/or (vii) at Borrower’ s expense, require that all or any part of the Pledged Collateral be assembled and made available to Holder at any place designated by Holder. Holder shall have the right in its sole discretion to determine which rights and/or remedies Holder may at any time pursue, relinquish, subordinate or modify, and such determination will not in any way modify or affect any of Holder’s liens or remedies under any Loan Document or this Agreement, applicable law or equity. The enumeration of any rights and remedies in this Agreement or any Loan Document is not intended to be exhaustive, and all rights and remedies of Holder described in this Agreement and the Loan Documents are cumulative and are not alternative to or exclusive of any other rights or remedies which Holder otherwise may have. The partial or complete exercise of any right or remedy shall not preclude any other further exercise of such or any other right or remedy.

(b)       Notwithstanding any provision of any Loan Document, Holder, in its sole discretion, shall have the right, but not the obligation, at any time that Borrower fails to do so, without prior notice, as applicable, to discharge taxes, levies or liens on any of the Loan Collateral that are in violation of any Loan Document unless Borrower is in good faith with due diligence by appropriate proceedings contesting those items. Such expenses and advances shall be added to the Obligations until reimbursed to Holder and shall be secured by the Loan Collateral, and such payments by Holder shall not be construed as a waiver by Holder of any Event of Default or any other rights or remedies of Holder.

(c)       Borrower agrees that notice received by it at least ten (10) calendar days before the time of any intended public sale, or the time after which any private sale or other disposition of Loan Collateral is to be made, shall be deemed to be reasonable notice of such sale or other disposition. If permitted by applicable law, any perishable Loan Collateral which threatens to speedily decline in value or which is sold on a recognized market may be sold immediately by Holder without prior notice to Borrower. At any sale or disposition of Loan Collateral, Holder may (to the extent permitted by applicable law) (i) purchase all or any part thereof free from any right of redemption by Borrower or any other person guaranteeing the Obligations, which right is hereby waived and released, (ii) restrict the number of prospective bidders or purchasers and/or further restrict such prospective bidders or purchasers to persons who will represent and agree that they are purchasing for their own account, for investment and not with a view to the distribution or resale of the Loan Collateral, and (iii) otherwise require that such sale be conducted subject to restrictions as to such other matters as Holder may deem necessary in order that such sale may be effected in such manner as to comply with all applicable state and federal securities and other laws.

(d)       Borrower hereby acknowledges that (i) notwithstanding that a higher price might be obtained for the Pledged Collateral at a public sale than at a private sale or sales, the making of a public sale of the Pledged Collateral may be subject to registration requirements under applicable securities laws and other legal restrictions, compliance with which would require such actions on the part of Borrower, would entail such expenses and would subject Holder, any underwriter through whom the Pledged Collateral may be sold or any controlling person of any of the foregoing to such liabilities, as would make a public sale of the Pledged Collateral impractical, and accordingly, Borrower hereby agrees that private sales made by Holder in good faith in accordance with the provisions of this Agreement may be at prices and on other terms less favorable to the seller than if the Pledged Collateral were sold at a public sale, and that Holder shall not have any obligation to take any steps in order to permit the Pledged Collateral to be sold at a public sale, such a private sale being considered or deemed to be a sale in a commercially reasonable manner; and (ii) Holder is hereby authorized to comply with any limitation or restriction in connection with such sale that may be necessary in order to avoid any violation of applicable law or in order to obtain any required approval of the purchaser(s) by any governmental authority or officer or court.

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5.2           Application of Proceeds. In addition to any other rights, options and remedies Holder has under the Loan Documents, the UCC, at law or in equity, the proceeds of any collection, recovery, receipt, appropriation, realization, transfer, exchange, disposition or sale of the Loan Collateral as aforesaid shall be applied in the following order of priority: (i) first, to the payment of all costs and expenses of every kind incurred by Holder in connection therewith or incidental to the care, safekeeping or otherwise of any of the Loan Collateral, and to the payment of all sums which Holder may be required or may elect to pay, if any, for taxes, assessments, insurance and other charges upon the Loan Collateral or any part thereof, and all other payments that Holder may be required or authorized to make under any provision of this Agreement or any Loan Document (including, without limitation, in each such case, search, audit, recording, professional and filing fees and expenses and reasonable attorneys' fees and all expenses, liabilities and advances made or incurred in connection therewith); (ii) second, to the payment of all Obligations in such order as determined by Holder in its sole discretion; (iii) third, to the satisfaction of indebtedness secured by any subordinate security interest of record in the Loan Collateral if written notification of demand therefor is received before distribution of the proceeds is completed, provided, that, if requested by Holder, the holder of a subordinate security interest shall furnish reasonable proof of its interest, and unless it does so, Holder need not address its claims; and (iv) fourth, to the payment of any surplus then remaining to Borrower, unless otherwise provided by law or directed by a court of competent jurisdiction.

5.3           Rights to Appoint Receiver. Without limiting and in addition to any other rights, options and remedies Holder has hereunder or under the Loan Documents, the UCC, at law or in equity, upon the occurrence and continuation of an Event of Default, Holder shall have the right to apply for and have a receiver appointed by a court of competent jurisdiction in any action taken by Holder to enforce its rights and remedies in order to manage, protect and preserve the Loan Collateral and continue the operation of the business of Borrower and to collect all revenues and profits thereof and apply the same to the payment of all expenses and other charges of such receivership including the compensation of the receiver and to the payments as aforesaid until a sale or other disposition of such Loan Collateral shall be finally made and consummated.

5.4           Attorney in Fact. Borrower hereby irrevocably appoints Holder as its attorney in fact to take any action Holder deems necessary or desirable upon the occurrence and continuation of an Event of Default to perfect, protect and realize upon its lien and first priority security interest in the Pledged Collateral, including the execution and delivery of any and all documents or instruments related to the Pledged Collateral in Borrower’ s name, or otherwise to effect fully the purpose, terms and conditions of this Agreement and the other Loan Documents, and said appointment shall create in Holder a power coupled with an interest.

SECTION 6

MISCELLANEOUS

6.1	No Waiver of Defaults; Waiver.

(a)       No course of action or dealing, renewal, waiver, release or extension of any provision of any Loan Document or this Agreement, or single or partial exercise of any such provision, or delay, failure or omission on Holder’s part in enforcing any such provision shall affect the liability of Borrower or operate as a waiver of such provision or preclude any other or further exercise of such provision. No waiver by Holder of any one or more defaults by any other party in the performance of any of the provisions of any Loan Document or this Agreement shall operate or be construed as a waiver of any future default, whether of a like or different nature, and each such waiver shall be limited solely to the express terms and provisions of such waiver.

(b)       Notwithstanding any other provision of any Loan Document or this Agreement, by funding the Loan, the Holder does not waive any breach of any representation or warranty under any Loan Document or this Agreement, and all of Holder’s claims and rights resulting therefrom are specifically reserved. Except as expressly provided for herein, Borrower hereby waives setoff, counterclaim, demand, presentment, protest, all defenses with respect to any and all instruments and all notices and demands of any description (including, without limitation, notice of acceptance hereof, notice of any loan made, credit extended, collateral received or delivered) and the pleading of any statute of limitations as a defense to any demand under any Loan Document, it being the intention that Borrower shall remain liable under this Agreement and the Loan Documents until the full amount of all Obligations shall have been indefeasibly paid in cash and performed and satisfied in full and the Secured Promissory Note terminated, notwithstanding any act, omission or anything else which might otherwise operate as a legal or equitable discharge of Borrower. Borrower hereby waives any and all defenses and counterclaims it may have or could interpose in any action or procedure brought by Holder to obtain an order of court recognizing the assignment of, or lien of Holder in and to, any Loan Collateral.

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6.2           Entire Agreement. This Agreement and the other Loan Documents to which Borrower is a party constitute the entire agreement between Borrower and Holder with respect to the subject matter hereof and thereof, and supersede all prior agreements and understandings, if any, relating to the subject matter hereof or thereof. Each party hereto acknowledges that it has been advised by counsel in connection with the negotiation and execution of this Agreement and is not relying upon oral representations or statements inconsistent with the terms and provisions hereof.

6.3           Amendment. No provision of this Agreement may be changed, modified, amended, restated, waived, supplemented, discharged, canceled or terminated orally or by any course of dealing or in any other manner other than by a written agreement signed by Holder and Borrower. Borrower acknowledges that it has been advised by counsel in connection with the negotiation and execution of this Agreement and is not relying upon oral representations or statements inconsistent with the terms and provisions hereof.

6.4            Notices. Any notice or request under this Agreement shall be given to any party hereto at such party’s address set forth beneath its signature on the signature page hereto, or at such other address as such party may hereafter specify in a notice given in the manner required under this Section 6.4. Any such notice or request shall be given only by, and shall be deemed to have been received upon (each, a “Receipt”): (a) registered or certified mail, return receipt requested, on the date on which such received as indicated in such return receipt, (b) delivery by a nationally recognized overnight courier, one (1) Business Day after deposit with such courier, or (c) facsimile or electronic transmission, in each case upon telephone or further electronic communication from the recipient acknowledging receipt (whether automatic or manual from recipient), as applicable.

6.5           Governing Law; Jurisdiction; Construction. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York without giving effect to its choice of law provisions. Any judicial proceeding against Borrower with respect to any of the Obligations, any of the Loan Collateral or this Agreement may be brought in the courts of the State of New York located in the City of New York, Borough of Manhattan, or of the United States of America for the Southern District of New York. By execution and delivery of this Agreement, Borrower (a) accepts the non-exclusive jurisdiction of the aforesaid courts and irrevocably agrees to be bound by any judgment rendered thereby, (b) waives personal service of process, (c) agrees that service of process upon it may be made by certified or registered mail, return receipt requested, pursuant to Section 6.4 hereof, and (d) waives any objection to jurisdiction and venue of any action instituted hereunder and agrees not to assert any defense based on lack of jurisdiction, venue, convenience or forum non conveniens. Nothing shall affect the right of Holder to serve process in any manner permitted by law or shall limit the right of Holder to bring proceedings against Borrower in the courts of any other jurisdiction having jurisdiction. Any judicial proceedings against Holder involving, directly or indirectly, the Obligations, Loan Collateral or this Agreement shall be brought only in a federal or state court located in the courts of the State of New York located in the City of New York, Borough of Manhattan, or of the United States of America for the Southern District of New York. Borrower acknowledges that it participated in the negotiation and drafting of this Agreement and that, accordingly, it shall not move or petition a court construing this Agreement to construe it more stringently against one party than against any other.

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6.6           Severability; Captions; Counterparts. If any provision of this Agreement is adjudicated to be invalid under applicable laws or regulations, such provision shall be inapplicable to the extent of such invalidity without affecting the validity or enforceability of the remainder of this Agreement which shall be given effect so far as possible. The captions in this Agreement are intended for convenience and reference only and shall not affect the meaning or interpretation of this Agreement. This Agreement may be executed in one or more counterparts (which taken together, as applicable, shall constitute one and the same instrument) and by facsimile transmission, ..PDF or other electronic means, which facsimile signature, .PDF or other electronic means shall be considered original executed counterparts. Each party to this Agreement agrees that it will be bound by its own facsimile signature, .PDF or other electronic means signature and that it accepts the facsimile signature, .PDF or other electronic means signature of each other party.

6.7           Successors and Assigns. This Agreement (a) shall inure to the benefit of, and may be enforced by, Holder and all future holders of the Secured Promissory Note, any of the Obligations or any of the Loan Collateral and each of their respective successors and permitted assigns, and (b) shall be binding upon and enforceable against Borrower and Borrower’ s heirs, administrators, executors and permitted assigns and successors. Borrower shall not assign, delegate or transfer this Agreement or any of its rights or obligations thereunder without the prior written consent of Holder. Nothing contained in this Agreement or any other Loan Document shall be construed as a delegation to Holder of Borrower’ s duty of performance. BORROWER ACKNOWLEDGES AND AGREES THAT HOLDER AT ANY TIME AND FROM TIME TO TIME may (i) DIVIDE AND reissue (without any substantive changes other than those resulting from such division) THE secured promissory NOTE, AND/OR (II) sell, assign OR GRANT PARTICIPATING INTERESTS IN OR transfer all or any part of its rights or obligations under THIS AGREEMENT, the secured promissory Note, THE OBLIGATIONS, THE loan COLLATERAL and/OR the Loan Documents TO ONE OR MORE TRANSFEREES IN EACH CASE ON THE TERMS AND CONDITIONS PROVIDED IN THE SECURED PROMISSORY NOTE. The term “Holder” in this Agreement includes successors and assigns, each of which shall have all rights and benefits of Holder thereunder. Notwithstanding any other provision of this Agreement or any Loan Document, Holder may disclose to any successor and assign all information, reports, financial statements, certificates and documents obtained under any provision of this Agreement.

6.8           Waiver of Jury Trial. EACH PARTY TO THIS AGREEMENT HEREBY EXPRESSLY WAIVES ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM OR CAUSE OF ACTION ARISING HEREUNDER OR IN ANY WAY CONNECTED WITH OR INCIDENTAL TO THE DEALINGS OF THE PARTIES WITH RESPECT HERETO OR THE TRANSACTIONS CONTEMPLATED HEREBY, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE. EACH PARTY HEREBY AGREES AND CONSENTS THAT ANY SUCH CLAIM OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY, AND THAT ANY PARTY TO THIS AGREEMENT MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS SECTION WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENTS OF THE PARTIES TO THE WAIVER OF THEIR RESPECTIVE RIGHTS TO TRIAL BY JURY.

6.9           Survival. It is the express intention and agreement of the parties hereto that all covenants, representations, warranties and waivers and indemnities made by Borrower herein shall survive the execution, delivery and termination of this Agreement until all Obligations are performed in full and indefeasibly paid in full in cash and the Loan Documents are terminated.

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6.10         Expenses. Borrower shall pay to Holder all costs and expenses incurred by Holder, including, without limitation, all search, audit, appraisal, recording, professional and filing fees and expenses and all other out-of-pocket charges and expenses (including, without limitation, UCC and judgment and tax lien searches and UCC filings and audit expenses), and reasonable attorneys’ fees and expenses (a) in connection with the negotiation, documentation and closing of this Agreement, (b) in any effort to enforce this Agreement against Borrower, (c) in defending or prosecuting any actions, claims or proceedings by or against Borrower arising out of or relating to this Agreement and/or the Pledged Collateral, (d) arising in any way out of the taking or refraining from taking by Holder of any action requested by Borrower, and/or (e) in connection with any modification, restatement, supplement, amendment, waiver or extension of this Agreement and/or any related agreement, document or instrument requested by Borrower.

6.11         Termination. This Agreement shall continue in full force and effect until full performance and indefeasible payment in full in cash of all Obligations and termination of the Loan Documents. Notwithstanding any other provision of this Agreement or any Loan Document, no termination of this Agreement shall affect Holder’s rights or any of the Obligations existing as of the effective date of such termination until the Obligations have been fully performed and indefeasibly paid in cash in full. The liens granted to Holder hereunder and any financing statements filed pursuant hereto and the rights and powers of Holder hereunder shall continue in full force and effect until all of the Obligations have been fully performed and indefeasibly paid in full in cash.

6.12         Approvals and Duties; Release of Pledged Collateral. Unless expressly provided herein to the contrary, any approval, consent, waiver or satisfaction of Holder with respect to any matter that is subject of any Loan Document may be granted or withheld by Holder in its sole and absolute discretion. Other than Holder’s duty of reasonable care with respect to the safekeeping of the Pledged Collateral in its custody, Holder shall have no responsibility for or obligation or duty with respect to any of the Pledged Collateral or any matter or proceeding arising out of or relating thereto, including, without limitation, any obligation or duty to collect any sums due in respect thereof or to protect or preserve any rights pertaining thereto. Promptly following full performance and satisfaction and indefeasible payment in full in cash of all Obligations and the termination of this Agreement and the Loan Documents, the liens created hereby shall terminate and Holder shall execute and deliver such documents, at Borrower’ s expense, as are necessary to release the Holder’s liens in the Pledged Collateral and shall return the Pledged Collateral to Borrower. Holder shall not be deemed to have made any representation or warranty with respect to any Pledged Collateral so delivered except that such Pledged Collateral is free and clear, on the date of such delivery, of any and all liens arising from its own acts.

[Remainder of Page Intentionally Left Blank]

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IN WITNESS WHEREOF, each of the parties hereto has duly executed this Guaranty and Pledge Agreement as of the date first written above.

HOLDER:

B. RILEY FBR, INC.

By:	/s/ Mike McCoy
Name:	Mike McCoy
Title:	CFO

Notice Address:

299 Park Avenue, 7th Floor
New York, NY 10171

BORROWER

VINTAGE TRIBUTUM LP, a Delaware limited partnership

By:	/s/ Brian Kahn
Name:	Brian Kahn
Title:	Manager

Notice Address:	4705 S Apopka Vineland Rd
Suite 206
Orlando, FL 32819

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Pledge Agreement

Schedule 1.1

Name of Entity	Class or Series of Securities	Number of Securities	Percentage of Ownership	Certificate Representing Such Securities
Liberty Tax, Inc.	Class A	3,000,000	1019916
Liberty Tax, Inc.	Class A	8,400	8400
Liberty Tax, Inc.	Class A	95,137	95137

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STOCK POWER AND ASSIGNMENT

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto ____________________________________________________ ________ (______) Shares of Liberty Tax, Inc. (the “Corporation”) standing in the undersigned’s name on the books of said Corporation represented by Certificate Number _____ herewith, and do hereby irrevocably constitute and appoint _____________________ as agent(s) for the benefit of themselves and other secured parties, and any of their officers, to transfer the said shares on the books of the within named Corporation with full power of substitution in the premises.

Executed this ____ day of July 2018.

VINTAGE TRIBUTUM LP

By:
Name:
Title:

In presence of:

Witness